02056076

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 31 to August 23, 2002

ARC ENERGY TRUST

(Translation of registrant's name into English)

2100, 440 2nd Avenue S.W., Calgary, Alberta T2P 5E9 (Canada)

(Address of principal executive officer)

(403) 503-8600

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ________ Form 40-F √_____

Indicate by check mark whether the registrant by furnishing information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The following documents are included in this Form 6-K as Exhibits:

1. Press Release dated August 1, 2002.
2. Notice of Special Meeting and Information Circular – Proxy Statement dated August 24, 2002.
3. Press Release dated August 8, 2002.
4. Second Quarter Interim Report and Financial Statements for period ended June 30, 2002.
5. Press Release dated August 21, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 26, 2002

ARC ENERGY TRUST
by ARC Resources Ltd.

By: ______________________
Allan R. Twa
Secretary

Index to Exhibits

Exhibit Number	Title
1	Press Release dated August 1, 2002.
2	Notice of Special Meeting and Information Circular – Proxy Statement dated August 24, 2002.
3	Press Release dated August 8, 2002.
4	Second Quarter Interim Report and Financial Statements for period ended June 30, 2002.
5	Press Release dated August 21, 2002.

EXHIBIT 1

NEWS RELEASE

FOR IMMEDIATE RELEASE
August 1, 2002

CALGARY, August 1, 2002 (AET.UN and ARX – TSX) ARC Resources Ltd. along with ARC Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.26018 to 1.27082. Such increase will be effective on August 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

Record Date of ARC Energy Trust Distribution	Opening Exchange Ratio	ARC Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of AET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
July 31, 2002	1.26018	$0.13	$12.2235	0.01064	August 15, 2002	1.27082

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

EXHIBIT 2

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

OF ARC ENERGY TRUST

to be held August 28, 2002

and

INFORMATION CIRCULAR-PROXY STATEMENT

July 24, 2002

July 24, 2002

Dear Unitholder:

You are invited to attend the special meeting (the "**Meeting**") of the holders ("**Unitholders**") of Trust Units of ARC Energy Trust (the "**Trust**") to be held in the Westin Hotel, 320 – 4th Avenue S.W., Calgary, Alberta on Wednesday, August 28, 2002 at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Special Meeting. At the Meeting, Unitholders will be asked to consider and vote upon the indirect acquisition by the Trust of all of the issued shares of ARC Resources Management Ltd. ("**ARML**"), the Manager of the Trust, for $4,247,658 in cash, the assumption of an obligation of ARML to pay retention bonuses to senior officers of ARC Resources Ltd. in the amount of $5,000,000 over five years, plus an aggregate of 3.58 million Trust Units or Acquisitionco Exchangeable Shares, or any combination thereof, and related transactions (the "**Internalization Transaction**"). The principal impact of the Internalization Transaction to the Trust is the elimination of management fees which are payable to ARML by the Trust. At the same time, the Board of Directors of ARC Resources has taken steps to ensure the retention of the management team that has been responsible for the excellent results achieved by the Trust in the past.

For the Internalization Transaction to proceed, it must be approved by greater than 50% of the votes cast by Disinterested Unitholders attending the Meeting and voting on the proposal in person or by proxy. If such approval is obtained and if the other conditions to the Internalization Transaction becoming effective are satisfied or waived, it is expected that the Internalization Transaction will be completed on or about August 29, 2002.

Based upon, among other things, the recommendation of the special committee formed to review and negotiate the Internalization Transaction and a fairness opinion provided by CIBC World Markets Inc., the financial advisor to the special committee, that the consideration payable pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust, the Board of Directors of ARC Resources Ltd. has determined that the Internalization Transaction is in the best interests of Unitholders and therefore unanimously recommends that Unitholders vote in favour of the Internalization Transaction.

The accompanying Information Circular provides a detailed description of the Internalization Transaction. **Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.**

To be represented at the Meeting, you must either be a registered Unitholder and attend the Meeting in person or complete and sign the enclosed Form of Proxy and forward it so that the Form of Proxy is received and deposited with Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 24 hours prior to the Meeting, or any adjournment thereof.

Yours very truly,

"Walter DeBoni"
Chairman
Board of Directors
ARC Resources Ltd.

ARC ENERGY TRUST
Notice of Special Meeting of Unitholders

TO: THE UNITHOLDERS OF ARC ENERGY TRUST

TAKE NOTICE that a Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of ARC Energy Trust (the "Trust") will be held at the Belaire Room in the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, on Wednesday, the 28th day of August, 2002, at 3:00 p.m. (Calgary time) for the following purposes:

1. to consider, and if thought fit, pass a resolution substantially in the form set forth in Schedule "A" (the "Management Internalization Resolution") of the accompanying Information Circular – Proxy Statement approving the acquisition of all of the issued shares of ARC Resources Management Ltd., the Manager of the Trust, and related transactions (the "Internalization Transaction"), all as more particularly described in the Information Circular – Proxy Statement; and

2. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the Internalization Transaction and the Management Internalization Resolution are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on July 24, 2002 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 24th day of July, 2002.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ARC RESOURCES LTD.

(signed) John P. Dielwart
President and Chief Executive Officer

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this Information Circular-Proxy Statement, the following terms shall have the meanings set forth below:

"**Acquisitionco**" means 980445 Alberta Ltd., a wholly-owned subsidiary of the Trust;

"**Acquisitionco Exchangeable Share Provisions**" means the rights, privileges and conditions attaching to the Acquisitionco Exchangeable Shares to be set forth in the Articles of Acquisitionco at the Closing Date;

"**Acquisitionco Exchangeable Shares**" means the non-voting exchangeable shares in the capital of Acquisitionco;

"**Acquisitionco Exchangeable Shares Transfer Agent**" means Computershare Trust Company of Canada;

"**Acquisitionco Special Voting Unit**" has the meaning set forth in "Acquisitionco and Share Capital of Acquisitionco – Acquisitionco Voting and Exchange Trust Agreement";

"**Acquisitionco Support Agreement**" means the agreement to be dated the Closing Date among the Trust, Acquisitionco, ARC Subco and Computershare Trust Company of Canada;

"**Acquisitionco Voting and Exchange Trust Agreement**" means the agreement to be dated the Closing Date among the Trust, ARC Subco, Acquisitionco and Computershare Trust Company of Canada;

"**affiliate**" and "**associate**" have the respective meanings ascribed thereto in the *Business Corporations Act* (Alberta);

"**AFGL**" means ARC Financial Group Limited, a direct holder of 68% of the ARML Shares;

"**ARML**" means ARC Resources Management Ltd., the Manager;

"**ARML Officers**" mean Doug J. Bonner, David P. Carey, John P. Dielwart, Susan D. Healy, Steven W. Sinclair and Myron J. Stadnyk;

"**ARML Shares**" means the common shares of ARML;

"**ARC Financial Advisory Agreement**" means the agreement to be dated the Closing Date among ARC Financial Corporation, ARC Resources, ARML and the Trust;

"**ARC Resources**" means ARC Resources Ltd., a wholly-owned subsidiary of the Trust (except as to the Exchangeable Shares);

"**ARC Sask.**" means ARC (Sask.) Energy Trust, formerly known as Starcor Energy Royalty Fund, a trust formed under the laws of Alberta;

"**ARC Subco**" means 908563 Alberta Ltd., a wholly-owned subsidiary of the Trust;

"**Board of Directors**" means the board of directors of ARC Resources;

"**change of control**" means the acquisition by any person or group of persons acting jointly or in concert of outstanding voting securities or other securities of an issuer (other than by a person or group of persons which are affiliates of such issuer), having rights of purchase, conversion or exchange into voting securities of the issuer which together with securities of the issuer held by such person or persons, exceeds fifty percent (50%) of the issued and outstanding voting securities of the issuer at the time of such acquisition (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of voting securities of the issuer such person or persons and all other holders of such securities would be entitled to);

"**CIBC World Markets**" means CIBC World Markets Inc.;

"**Closing Date**" means the date of closing of the purchase of the ARML Shares and the other transactions contemplated by the Share Purchase Agreement, anticipated to be August 29, 2002;

"**Current Market Price**" means in the context of the "Exchange Ratio", in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the 10 trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Acquisitionco for such purpose; provided, however, that if in the opinion of the board of directors of Acquisitionco the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of Trust Units, then the Current Market Price of Trust Units shall be determined by the board of directors of Acquisitionco, in good faith and in its sole discretion;

"**Disinterested Unitholders**" means all Unitholders of the Trust except: (i) AFGL; (ii) those Unitholders who hold ARML Shares either directly, or indirectly through AFGL or other ARML shareholders; and (iii) any affiliate or associate of any such person described above;

"**Distribution**" means a distribution declared and payable or paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Dividend Record Date**" has the meaning given to that term in the Acquisitionco Exchangeable Share Provisions;

"**Escrow Agreements**" means the escrow agreements to be dated the Closing Date among certain of the holders of ARML Shares, Acquisitionco, the Trust and an escrow agent for the escrow of an aggregate of 2,017,782 Trust Units (or Acquisitionco Exchangeable Shares);

"**Exchange Ratio**", at any time and in respect of each Acquisitionco Exchangeable Share, shall initially be equal to one, and: (i) shall be increased on each cash distribution date between the Closing Date and the time as of which the Exchange Ratio is being calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that cash distribution date multiplied by the Exchange Ratio immediately prior to the record date for such Distribution, and having as its denominator the Current Market Price on the first business day following the record date for such Distribution; and (ii) shall be reduced on each Dividend Record Date between the time at which that Acquisitionco Exchangeable Share was issued and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Acquisitionco Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven business days prior to that Dividend Record Date;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set forth in the Articles of ARC Resources;

"**Exchangeable Shares**" means the non-voting exchangeable shares in the capital of ARC Resources;

"**Exchangeable Shares Transfer Agent**" means Computershare Trust Company of Canada;

"**Executive Employment Agreements**" means the agreements of various dates between each of the ARML Officers and ARML;

"**Fairness Opinion**" means the fairness opinion of CIBC World Markets in the form attached to this Information Circular – Proxy Statement as Schedule "B";

"**General and Administrative Costs**" means the amount in aggregate representing all expenditures and costs incurred under the Management Agreement in respect of ARC Resources, the Trust, the royalties or in the management and administration of ARC Resources, the Trust, ARC Sask., Orion, or the royalties including, without limitation: (a) all reasonable costs and expenses relating to ARC Resources, the Trust, ARC Sask., Orion or the royalties and paid to third parties by or on behalf of ARC Resources, the Trust or their affiliates, including, without limitation, Trustee's fees; and (b) all reasonable costs and expenses incurred specifically for ARC Resources, the Trust, ARC Sask., Orion or the royalties including, without limitation, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and all of those costs and expenses incurred by the Manager in discharging its obligations under the Management Agreement in respect of ARC Resources, the Trust, ARC Sask., Orion or the royalties (other than the Management Fees);

"**Internalization Transaction**" means the transactions encompassing the purchase of the ARML Shares indirectly by the Trust and the related transactions including those transactions provided for in the Escrow Agreements, the Retention Bonuses, the amendment to the Executive Employment Agreements, the ARC Financial Advisory Agreement, the waiver by ARML of its rights under the Shareholder Agreement and other transactions and matters contemplated to occur under the Share Purchase Agreement;

"**Management Agreement**" means the agreement dated July 11, 1996, as amended, between the Manager, ARC Resources and the Trustee for and on behalf of the Trust pursuant to which the Manager has agreed to provide management services to ARC Resources, Orion, ARC Sask. and the Trust. See "Management Agreement";

"**Management Fees**" means the fees payable to the Manager pursuant to the Management Agreement;

"**Management Internalization Resolution**" means the form of resolution approving the Internalization Transaction in the form attached to this Information Circular – Proxy Statement as Schedule "A";

"**Manager**" means ARML;

"**Orion**" means Orion Energy Trust, a trust formed under the laws of Alberta;

"**Retention Bonuses**" means bonuses in the aggregate amount of $5,000,000 to be declared by the board of directors of ARML on the Closing Date to the ARML Officers;

"**Share Purchase Agreement**" means the share purchase agreement dated July 9, 2002 among the Trust, Acquisitionco, ARC Resources, ARML and the shareholders of ARML including AFGL;

"**Shareholder Agreement**" means the agreement amended and restated as of January 31, 2001 among ARC Resources, the Manager and the Trustee for and on behalf of Unitholders;

"**Special Committee**" means the committee of the Board of Directors of ARC Resources, comprised of the directors who are independent of the Manager, namely Frederic C. Coles, Walter DeBoni, John Beddome and Michael Kanovsky;

"**Special Voting Unit**" has the meaning set forth in "Solicitation of Proxies";

"**Trust**" means ARC Energy Trust;

"**Trust Indenture**" means the trust indenture dated May 7, 1996 as amended and restated as of April 10, 2002 between the Trustee and ARC Resources;

"**Trust Units**" means the units of the Trust, each unit representing an equal undivided beneficial interest therein;

"**Trustee**" means Computershare Trust Company of Canada, the trustee of the Trust;

"**TSX**" means the Toronto Stock Exchange; and

"**Unitholders**" means holders of Trust Units of the Trust.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Information Circular under the headings "Background to the Internalization Transaction" and "Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of ARC Resources Ltd.", in addition to certain statements contained elsewhere or incorporated by reference in this document, are "forward-looking statements", are prospective in nature and are indicated by words such as "will", "expects", "anticipates" and such words' various derivations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed in, or implied by, such forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Trust will derive therefrom. Certain of these risks and other factors are described in more detail in the Trust's Annual Information Form filed with various securities commissions or similar authorities in the provinces of Canada.

ARC ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

For the Special Meeting of Unitholders to be held on Wednesday, August 28, 2002

GENERAL PROXY MATERIALS

Solicitation of Proxies

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by ARC Resources for use at the Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 28th day of August, 2002, at 3:00 p.m. (Calgary time) in the Belaire Room at the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A single Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of Exchangeable Shares issued by ARC Resources in connection with a plan of arrangement which was effective January 31, 2001 involving the Trust, ARC Resources, Startech Energy Inc. and Impact Energy Inc. The Trust Units and the Special Voting Units vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The one Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting in proportion to the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares of ARC Resources Ltd." (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on July 24, 2002 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors of ARC Resources, who are independent of the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the directors of ARC Resources should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by IICC well in advance of the Meeting in order to have the Trust Units voted.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of ARC Resources as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

Revocability of Proxy

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

Persons Making the Solicitation

The solicitation is made on behalf of ARC Resources. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors and officers of ARC Resources and the directors, officers and employees of the Manager, who will not be specifically remunerated therefor.

In addition, ARC Resources may retain the services of a managing soliciting dealer to form and manage a soliciting dealer group or a solicitation agent to solicit proxies in connection with the Meeting on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements.

Exercise of Discretion by Proxy

The Trust Units represented by proxy in favour of independent director nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the Management Internalization Resolution. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

Voting by Holders of Exchangeable Shares

The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the number of Exchangeable Shares outstanding that are held by persons other than the Trust or the Trust's wholly-owned subsidiary, ARC Subco. Each holder of Exchangeable Shares, other than the Trust or ARC Subco, is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

Voting Trust Units and Principal Holders Thereof

The Trust is authorized to issue 650,000,000 Trust Units. As at July 24, 2002, 121,447,834 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at July 24, 2002, one Special Voting Unit had been issued to the Exchangeable Shares Trustee in conjunction with the issuance of Exchangeable Shares of ARC Resources. The Special Voting Unit is entitled to one vote for each issued and outstanding Exchangeable Share. As at July 24, 2002 there were 763,289 Exchangeable Shares issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the Manager, and the directors of ARC Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

Quorum for Meeting

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

Approval Requirements

The only matter to be considered at the Meeting is the Management Internalization Resolution which requires the approval of greater than 50% of the votes cast in respect of the resolution by or on behalf of Disinterested Unitholders present in person or represented by proxy at the Meeting.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular – Proxy Statement:

(a) the Annual Information Form of the Trust dated April 10, 2002, including management's discussion and analysis of financial condition and operating results for the year ended December 31, 2001 incorporated by reference therein;

(b) the audited comparative consolidated financial statements and notes thereto of the Trust for the fiscal years ended December 31, 2001 and 2000, together with the report of the auditors thereon, as contained in the 2001 Annual Report;

(c) the unaudited interim comparative consolidated financial statements of the Trust for the three months ended March 31, 2002 and 2001;

(d) management's discussion and analysis of the Trust for the three months ended March 31, 2002;

(e) the Information Circular - Proxy Statement of the Trust dated March 5, 2002, relating to the annual meeting of holders of Trust Units held on April 10, 2002 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance"); and

(f) the audited consolidated comparative financial statements and notes thereto of Startech Energy Inc. for the fiscal years ended December 31, 1999 and 1998, together with the report of the auditors thereon dated April 12, 2000.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular – Proxy Statement and prior to the date of the Meeting shall be deemed to be incorporated by reference into this Information Circular – Proxy Statement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular – Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not

misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular – Proxy Statement.

Information has been incorporated by reference in this Information Circular – Proxy Statement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of ARC Resources, at 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 (toll free number 1-888-272-4900). For the purpose of the Province of Québec, this Information Circular – Proxy Statement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of ARC Resources at the above-mentioned address and telephone number.

BACKGROUND TO THE INTERNALIZATION TRANSACTION

In early 2002, management and the Board of Directors had become aware of increasing interest within the investment community for altering management contracts in the royalty trust sector to eliminate the payment of management and transaction fees and to better align the interests of management and unitholders.. The Management Agreement was scheduled to expire on July 11, 2004, subject to renewal for an additional three-year term until July 11, 2007. The Management Agreement is automatically renewed for successive three-year terms unless the Manager is given 24 months written notice of termination or unless the Trustee is given 24 months written notice of termination by the Manager prior to the end of a term. See "Management Agreement" and "The Manager" for a brief summary of the terms of the Management Agreement and a description of the directors and officers of the Manager. The Board of Directors determined at a meeting held on April 10, 2002 to conduct a thorough review of the alternatives with respect to the Trust's management structure to determine if any action should be taken by the Board of Directors prior to July 11, 2002.

As a result, a comprehensive review of the Management Agreement, an assessment of the pros and cons of an internalization transaction, a qualitative assessment of the alignment of the interests of the Manager and Unitholders, a review of management company buyout transactions in the income fund sector and alternative management compensation arrangements, and preliminary valuation data based on alternative scenarios were prepared by management and included in the materials for a meeting of the Board of Directors on May 7, 2002. The Board of Directors deferred discussion on the materials until the meeting of the Board of Directors held on June 4, 2002.

At the meeting held on June 4, 2002, the Board of Directors identified four preliminary options: (i) to deliver notice of termination of the Management Agreement; (ii) to allow the Management Agreement to be automatically renewed until July 11, 2007 without change; (iii) to restructure the Management Agreement to eliminate transaction-based fees and incorporate performance-based fees; and (iv) to purchase the Manager and effectively eliminate the Management Agreement and implement a more traditional governance structure whereby management is employed directly by ARC Resources. The Board of Directors determined that the management structure be changed to address the potential misalignment between the interests of the Manager and the Unitholders. The Board of Directors also determined that it was very satisfied with the service provided by management and as such, any change to the management structure must ensure continuity of the existing staff and management team of ARML.

As a result, the Special Committee was formed by the Board of Directors at a meeting held on June 7, 2002 to consider and, to the extent the Special Committee determined appropriate, negotiate the terms of a transaction which was consistent with the objectives of the Board of Directors. The Special

Committee consists of independent members of the Board of Directors who are not associated with the Manager.

The Board of Directors directed the Special Committee to:

(a) consider the internalization of the management functions of the Trust with the objectives of retaining the current management group on a long term basis and enhancing alignment of the interests of the management group with the interests of Unitholders with a view to the long-term growth of the Trust;

(b) review and consider whether any proposed transaction is fair to and in the best interests of the Unitholders of the Trust, having regard to any factors which may be considered relevant by the Special Committee;

(c) review and negotiate the terms of any proposed transaction and any agreements necessary to give effect thereto; and

(d) determine whether or not to make a recommendation to the Board of Directors with respect to any proposed transaction.

The Special Committee retained Blake, Cassels & Graydon LLP, independent legal counsel, to provide legal advice in connection with the Special Committee's mandate and to review and assist in the negotiation of any proposed transaction with ARML. The Special Committee also engaged CIBC World Markets to provide financial advice and an opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration payable under any proposed transaction (see "Fairness Opinion"). The Special Committee formally met on several occasions, both independently and with the management of the Trust, and also engaged in numerous separate discussions alone and with its legal counsel and financial advisor. The Special Committee considered various alternative forms of an internalization transaction which would be consistent with the Board of Directors' objectives and the Special Committee's mandate and ultimately focused on the Internalization Transaction. The terms and provisions of the Internalization Transaction, including the Share Purchase Agreement, were reviewed and negotiated by the Special Committee with representatives of the Manager (see "Details of the Internalization Transaction").

The Special Committee took into consideration, among other matters, the following factors in its review and negotiation of the Internalization Transaction:

(a) because the Internalization Transaction would be the first of its kind in the conventional oil and gas royalty trust sector, no directly comparable precedent transactions were available for review;

(b) the historical and anticipated future performance and growth of the Trust under the existing management group, and associated Management Fees;

(c) oil and gas royalty trusts are actively managed businesses requiring ongoing reserve replacement, which exposes unitholders to the need for management expertise, and given that the Special Committee had determined its satisfaction with the present management group, continuity of management had to be ensured to the greatest extent possible;

(d) since continuity of key staff of ARML was determined by the Special Committee to be key to the future success of the Trust, and since ARML is owned by a broad cross section of such staff, it was essential that a fair deal be negotiated for the purchase of ARML;

(e) in order to recognize the Trust's superior performance and the demonstrated expertise of the management team, it was determined the purchase price for the ARML Shares had to incorporate an element of the going concern strategy of the Trust;

(f) the purchase of ARML was reviewed by the Special Committee for general adherence to all of the Trust's acquisition criteria, with particular emphasis on accretion to net asset value and per unit cash flow and distributions;

(g) the Internalization Transaction was structured so as to not result in any additional ongoing costs to the Trust which, in the absence of the Internalization Transaction, would not otherwise have been incurred;

(h) that a cash component of the consideration was required to allow ARML shareholders to at least partially fund the income tax obligations which could result from the Internalization Transaction thereby limiting the extent that Trust Units received would be sold into the market to meet these obligations; and

(i) the Internalization Transaction should not significantly alter the Trust's capital structure which currently consists of approximately 15% debt to total capitalization. Accordingly, the cash (current and future) component of the consideration was limited in order for the Trust to maintain its existing capital structure.

In light of the foregoing, and having regard to the Fairness Opinion and the advice of the legal and financial advisors to the Special Committee, on July 9, 2002 the Special Committee recommended to the Board of Directors that the Board of Directors approve the terms of the Internalization Transaction and recommend the Internalization Transaction to the Unitholders of the Trust. In particular, the Special Committee recommended that, subject to receipt of the requisite Unitholder and regulatory approval, the Internalization Transaction include the acquisition of all of the outstanding shares of ARML on the basis of $4,247,658 cash, plus 3.58 million Trust Units or Acquisitionco Exchangeable Shares (subject to rounding), and the future payment of $5,000,000 in Retention Bonuses by ARML to the ARML Officers, all subject to the satisfaction or waiver of the other matters provided for in the Share Purchase Agreement.

PURPOSE AND BENEFITS OF THE INTERNALIZATION TRANSACTION AND RECOMMENDATION OF THE BOARD OF DIRECTORS OF ARC RESOURCES LTD.

The Board of Directors, based upon, among other things, the recommendation of the Special Committee and the Fairness Opinion, has determined unanimously that the Internalization Transaction is in the best interests of the Trust and the Unitholders and unanimously recommends that Unitholders vote in favour of the Internalization Transaction. The members of the Board of Directors who are selected by the Manager declared their interest and did not vote on the approval of the Share Purchase Agreement. In coming to its conclusion and recommendations, the Board of Directors considered a number of factors and benefits to the Internalization Transaction, including the following:

(a) the terms of the Share Purchase Agreement, the proposed Escrow Agreements, the ARC Financial Advisory Agreement, the proposed amendments to the Executive Employment Agreements, the waiver by the Manager of its rights to nominate three directors of ARC Resources under the Shareholder Agreement and the Retention Bonuses;

(b) the enhanced alignment between management and Unitholders provided by eliminating fees which could result in misalignment and by increasing management's interest in the Trust. After effecting the Internalization Transaction, directors and officers of ARC Resources and employees and other shareholders of ARML will own, directly or indirectly, approximately 4% of the Trust Units (or Acquisitionco Exchangeable Shares) assuming conversion of the Exchangeable Shares;

(c) the potential investor base of the Trust will be broadened by eliminating the components of the Trust's structure relating to the Management Agreement which discouraged certain institutions from investing in the Trust, which may, as a result, provide a lower cost of capital for the Trust, particularly compared to other royalty trusts which do not undertake similar structural changes;

(d) the Trust's competitiveness for acquisitions is anticipated to be improved by eliminating Management Fees, which should provide greater opportunities to make value-adding acquisitions for the benefit of Unitholders;

(e) internalization of the management contracts in the royalty trust sector should eliminate a barrier to pursuing consolidation opportunities within the royalty trust sector;

(f) the Trust's corporate governance will be improved by simplifying the corporate structure, enabling Unitholders to select all of the directors of ARC Resources and generally conforming with a more standard Canadian corporate governance model;

(g) a long term commitment of the Trust's existing management team will be secured, including Mac Van Wielingen, John Stewart and John Dielwart, the three directors who currently represent the Manager on the Board of Directors, and the officers of ARC Resources; and

(h) the Fairness Opinion from CIBC World Markets.

Based upon, among other things, the recommendation of the Special Committee formed to review and negotiate the Internalization Transaction, and the Fairness Opinion provided by CIBC World Markets, the financial advisor to the Special Committee, the Board of Directors of ARC Resources has determined that the Internalization Transaction is in the best interests of Unitholders and therefore unanimously recommends that Unitholders vote in favour of the Management Internalization Resolution.

The Internalization Transaction must be approved by greater than 50% of the votes cast by Disinterested Unitholders of the Trust. The approval of the Internalization Transaction by Unitholders is a requirement of the TSX and the Internalization Transaction will not proceed to completion without such approval. See "Interests of Related Parties and Insiders".

EFFECT OF THE INTERNALIZATION TRANSACTION UPON UNITHOLDERS

The principal impact of the Internalization Transaction to the Trust is the elimination of Management Fees, including acquisition and disposition fees, which are currently payable to the Manager by ARC Resources and the Trust. Management Fees in 2001 were $16.7 million, including $8.8 million for the base management fee and $7.9 million for acquisition fees. Pursuant to the Share Purchase Agreement, the Manager will be paid the Management Fees for July and August, 2002 on or prior to the Closing Date. For more information in respect of historical Management Fees, See "Management

Agreement – Management Fees" and "Management Agreement – Acquisition and Disposition Fees". There will be no Management Fees payable as a result of the Internalization Transaction. ARC Resources and the Manager believe that the acquisition of the ARML Shares and consequent elimination of Management Fees will be accretive to cash flow, distributions and net asset value, particularly when viewed on a long term basis.

The total number of Trust Units (or Acquisitionco Exchangeable Shares) to be issued in connection with the Internalization Transaction represents approximately 2.9% of the outstanding Trust Units (assuming conversion of the outstanding Exchangeable Shares).

DETAILS OF THE INTERNALIZATION TRANSACTION

Acquisition of ARML Shares

General

Effective July 9, 2002 the Trust, Acquisitionco, ARC Resources, ARML and all of the shareholders of ARML entered into the Share Purchase Agreement pursuant to which Acquisitionco has agreed to purchase all of the issued ARML Shares for $4,247,658 in cash, the assumption of an obligation of ARML to pay the Retention Bonuses in the amount of $5,000,000, plus, at the election of the holders of ARML Shares, either an aggregate of 3.58 million Trust Units or Acquisitionco Exchangeable Shares (subject to rounding to the nearest whole Trust Unit or Acquisitionco Exchangeable Share, or any combination thereof). Valuing the Trust Units on the 10 day weighted average trading price of the Trust Units on the TSX as at July 9, 2002 of $12.78 per Unit, the purchase price for the ARML Shares is $55 million. On the Closing Date ARML will declare the Retention Bonuses for payment over five years in the aggregate amount of $5,000,000. For information on the Acquisitionco Exchangeable Share Provisions, see "Acquisitionco and Share Capital of Acquisitionco".

Share Purchase Agreement

In addition to providing for the purchase by Acquisitionco of all of the shares of ARML, the Share Purchase Agreement contains representations and warranties of Acquisitionco, the Trust and ARC Resources relating to status, capacity and related matters and representations and warranties from ARML and AFGL, the direct holder of 68% of the ARML Shares, relating to the business, operations, assets and liabilities of ARML. Each of the holders of ARML Shares gave representations as to his or her ownership and capacity to enter into the agreement. The representations and warranties survive for one year after the Closing Date. ARML has represented that the sole business carried on by it was providing services under and in compliance with the Management Agreement. The rights of Acquisitionco, the Trust and ARC Resources against AFGL based upon the breach or untruth of any of the representations or warranties relating to ARML are limited in that the aggregate claim must exceed $100,000; the liability of AFGL shall not exceed 68% of any loss, damage or expense incurred by Acquisitionco, the Trust and ARC Resources; the maximum aggregate liability of AFGL to Acquisitionco, the Trust and ARC Resources is $34 million and no claim may be maintained to the extent that such claim was also the subject of an indemnity in favour of ARML pursuant to the Management Agreement.

ARML has outstanding guarantees in favour of a chartered bank aggregating approximately $3,200,000 associated with loans used to purchase ARML Shares by ARML shareholders. Any such assurances or replacement guarantees to be given by ARML or any affiliate of the Trust are to be in a form which is satisfactory to Acquisitionco on the Closing Date and ARML has agreed to use its reasonable commercial efforts to limit the term to December 15, 2002.

The Share Purchase Agreement provides as a condition of closing that all matters must be completed and all documentation must be entered into which relates to the Retention Bonuses, the amendments to the Executive Employment Agreements, the Escrow Agreements, the ARC Financial Advisory Agreement, and such other documentation as may be reasonably required.

The only conditions of closing requiring the consent of, or imposed by, any regulatory authority are the requirement for exemptive relief from applicable regulatory securities authorities in Alberta and Saskatchewan in order to ensure that the Trust Units issued pursuant to the Internalization Transaction and the Trust Units issued on the exchange of the Acquisitionco Exchangeable Shares issued on the Internalization Transaction will be freely tradeable and the requirement of the TSX to secure the approval of greater than 50% of Disinterested Unitholders as a condition of listing the Trust Units.

The Share Purchase Agreement may be terminated without obligation on the part of any of the parties by mutual written consent of Acquisitionco and ARML; by either Acquisitionco or ARML if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Share Purchase Agreement; by either of Acquisitionco or ARML if the approvals of the Unitholders of the Trust are not secured at the Meeting; and by any of Acquisitionco, ARML or AFGL if the Closing Date has not occurred by September 30, 2002.

Upon request of any holder of ARML Shares, Acquisitionco has agreed to make a joint election with such holder pursuant to subsection 85(1) of the *Income Tax Act* (Canada) at an amount specified by such holder.

Retention Bonus and Executive Employment Agreements

As a condition of proceeding with the Internalization Transaction under the Share Purchase Agreement, ARML will have declared the Retention Bonuses to the ARML Officers, who comprise the current Chief Executive Officer and five existing Vice-Presidents of ARC Resources, on the Closing Date. The payments will be made in equal increments of an aggregate of $1,000,000 per year for five years only if the individual officer remains employed with ARC Resources or another affiliate of the Trust. The Retention Bonuses have been funded by an effective reduction in the purchase price from $55,000,000 to $50,000,000, resulting in the existing holders of ARML Shares paying for this management retention program. The relevant portion of the unpaid Retention Bonus amount will not be paid to any departing officer.

The Executive Employment Agreements of the ARML Officers will be amended to incorporate the Retention Bonus terms and to ensure that no payments will be required to be made to such officers as a result of: the Internalization Transaction or any resulting change of control of ARML; or following implementation of the Internalization Transaction, the absence of any employee benefit previously provided by ARML which was not reimbursed by the Trust as part of General and Administrative Costs; or any change in the employment relationship from ARML to ARC Resources.

Escrow Agreements

The Share Purchase Agreement states that it is a condition of proceeding with the Internalization Transaction that certain of the holders of ARML Shares enter into the Escrow Agreements, which are intended to enhance alignment between management and Unitholder interests. The escrow provisions will result in an aggregate of 2,017,782 Trust Units (or Acquisitionco Exchangeable Shares) being held in escrow. Unlike the ownership of the management contracts of most royalty trusts, ARML Shares are, directly and indirectly, widely held among management and staff of the ARC Financial group of companies aggregating 73 shareholders.

- Eight of the larger shareholders of ARML, who directly or indirectly account for approximately 49% of the ARML Shares and include the ARML Officers, Mac Van Wielingen and John Stewart, will be subject to 66 2/3% of the Trust Units (or Acquisitionco Exchangeable Shares) received pursuant to the Internalization Transaction being held in escrow and released as to one-fifth on each anniversary date of the Closing Date for five years.

- Twenty-one substantial ARML shareholders, who directly or indirectly account for approximately 43% of the ARML Shares, will be subject to 50% of the Trust Units (or Acquisitionco Exchangeable Shares) received being held in escrow and released as to one-fifth on each anniversary of the Closing Date for five years.

- Sixteen smaller ARML shareholders, who directly or indirectly account for approximately 5% of the ARML Shares, will be subject to 50% of the Trust Units (or Acquisitionco Exchangeable Shares) received being held in escrow and released one-third on each anniversary of the Closing Date for three years.

- Twenty-eight remaining ARML shareholders, who account for approximately 3% of the ARML Shares, will not be subject to any escrow provisions.

All Distributions received on the Trust Units (or attributable to Acquisitionco Exchangeable Shares) held in escrow will flow through to the underlying holders of such Trust Units (or Acquisitionco Exchangeable Shares). The Distributions on Trust Units will be made directly to the holders of escrowed Trust Units. The Distributions attributable to the Acquisitionco Exchangeable Shares will, on the request of a holder of escrowed Acquisitionco Exchangeable Shares, be released periodically, by release of such number of Acquisitionco Exchangeable Shares which reflects the increase in the number of Trust Units as a result of Distributions on Trust Units to which such escrowed holder is entitled at that time. In the event of a change of control of Acquisitionco, ARC Resources or the Trust other than among affiliates, all Trust Units (or Acquisitionco Exchangeable Shares) held in escrow will be released. Securities held in escrow may be charged, pledged or encumbered, provided that the securities will remain in escrow pursuant to the terms of the Escrow Agreements.

In addition, 30% of the Trust Units (or Acquisitionco Exchangeable Shares) held in escrow for holders of ARML Shares who are currently officers of ARC Resources or currently directors of ARC Financial Corporation will be forfeited if the individual is no longer an employee, director or officer of ARML, ARC Resources, any other affiliate of the Trust, ARC Financial Corporation or any member of the ARC Financial group of companies in the first year after the Closing Date, such percentage declining evenly on each anniversary of the Closing Date over a five year period. Any such Trust Units (or Acquisitionco Exchangeable Shares) will be redistributed among the remaining members of this group. In the event of a change of control of the Trust, the forfeiture provisions will be cancelled.

Approximately 68% of the Trust Units (or Acquisitionco Exchangeable Shares) being received as consideration for the acquisition of the ARML Shares will be received directly by AFGL. In order to facilitate the distribution by AFGL to its shareholders (and the distribution by certain personal or family holding companies that are shareholders of AFGL to their shareholders) of Trust Units and Acquisitionco Exchangeable Shares and the forfeiture provisions described above, certain transfers by AFGL (or by such holding companies), or a subsidiary of AFGL, will be permitted within escrow.

The escrow provisions and forfeiture provisions are intended to enhance alignment between management and Unitholder interests.

ARC Financial Advisory Agreement

On the Closing Date, ARC Resources, the Trust, ARML and ARC Financial Corporation will enter into the ARC Financial Advisory Agreement whereby ARC Financial Corporation will agree to provide certain ongoing research and strategic services to the Trust for a five year period without cost to the Trust on the Closing Date. This provision will ensure the continuing availability of research and strategic advice in the energy sector, which has been beneficial to the Trust in the past. ARC Financial Corporation will also agree not to, and will use its reasonable commercial efforts, to cause any of the ARC Financial group of companies, not to act as manager or promoter of another publicly listed energy related trust for a period of five years, with certain exceptions relating to the ARC venture capital activities carried out by any member of the ARC Financial group of companies.

Other Matters

The Shareholders Agreement currently provides that the Manager is entitled to select three of the seven directors on the Board of Directors of ARC Resources. On the Closing Date, ARML will deliver a waiver of its rights under the Shareholders Agreement in order to enable Unitholders to select all of the members of the Board of Directors of ARC Resources commencing at the annual meeting of Unitholders to be held in 2003.

In order to provide long term continuity of the services provided by the Manager, each of Mac Van Wielingen and John Stewart intend to continue to allow their nomination by the Board of Directors as directors of ARC Resources for a minimum period of five years. In addition, following the Closing Date the Board of Directors intends to form a Management Advisory Committee that will initially be comprised of Mac Van Wielingen, as Chairman of the committee, and John Stewart, as a member of the committee, to ensure continued advisory support for senior management decisions to the Trust and ARC Resources. This committee will meet regularly and will have a mandate encompassing advisory consultation over a broad spectrum of senior management functions, including development of longer term strategies to take advantage of emerging business opportunities and supporting a continuation of the existing vision of the Trust. The mandate of the committee will not derogate from the duties of the Board of Directors of ARC Resources which will continue to have an overall supervisory role on all of the Trust's and ARC Resources' activities and will approve all significant decisions of the Trust and ARC Resources. Subject to annual review by the Compensation Committee, the Chairman of the committee will be paid $125,000 per year and each other member of the committee will be paid $75,000 per year for their participation on this committee. Equal amounts have been reimbursed to ARML by ARC Resources as General and Administrative Costs in respect of services provided by Mr. Van Wielingen and Mr. Stewart in prior years.

Upon implementation of the Internalization Transaction, ARML will be amalgamated with Acquisitionco. The current intention of ARC Resources is to leave the Management Agreement in place until at least December 31, 2002 or until an internal reorganization of the Trust's subsidiaries can be facilitated. At that time it is expected that the employees of ARML will become employees of ARC Resources and the Management Agreement may be amended or such employees may continue to operate through ARML. Any Management Fees payable under the Management Agreement after the Closing Date will be offset by the receipt of an equal amount within the Trust structure.

Regulatory Matters and Approvals

There are a number of regulatory requirements and approvals necessary to complete the Internalization Transaction. It was concluded that the Internalization Transaction was subject to the provisions governing "related party transactions" within the meaning of OSC Rule 61-501 and CVMQ Policy Q-27 due to the ownership of a portion of the ARML Shares by those directors representing the Manager on the Board of Directors and by all of the officers of ARC Resources. The Internalization Transaction is exempt under the applicable policies from certain valuation and minority approval requirements as a result of the value of the consideration paid by the Trust in the Internalization Transaction not exceeding 25% of the market capitalization of the Trust. The Board of Directors appointed the Special Committee to review and negotiate the provisions of the Share Purchase Agreement and the Internalization Transaction and has complied with the disclosure requirements under the applicable policies.

The Trust will apply to the securities commissions in Alberta and Saskatchewan for exemptive relief providing that the Trust Units issuable to holders of ARML Shares under the Share Purchase Agreement or issuable to holders of Acquisitionco Exchangeable Shares on the exchange of such shares for Trust Units will be freely tradeable. It is a condition of completion of the Internalization Transaction that exemptive relief be obtained providing for the Trust Units to be freely tradable.

The Trust has applied to the TSX for the listing of the Trust Units issuable under the Share Purchase Agreement or subsequently issuable on the exchange of the Acquisitionco Exchangeable Shares.

Timing and Expenses of the Internalization Transaction

The Internalization Transaction will become effective on the Closing Date, which is expected to occur on August 29, 2002, if the Management Internalization Resolution is approved at the Meeting and all other conditions specified in the Share Purchase Agreement are satisfied or waived. All fees paid under the Management Agreement after August 29, 2002 will be offset by the receipt of an equal amount by a subsidiary of the Trust. There are no fees payable to the Manager relating to the Internalization Transaction. The expenses of the Internalization Transaction to be incurred by the Manager will be paid by the Manager prior to the Closing Date. The expenses of the Internalization Transaction to be incurred by ARC Resources including, without limitation, legal fees, financial advisor fees, the preparation and printing of the Information Circular – Proxy Statement and other costs associated with the Meeting are estimated to be approximately $950,000, assuming no fees are payable relating to the solicitation of proxies.

FAIRNESS OPINION

CIBC World Markets was retained by the Special Committee on June 11, 2002 to consider the Internalization Transaction and related matters and make such recommendations as it considered appropriate and to provide an opinion as to the fairness, from a financial point of view, of the consideration payable pursuant to the Internalization Transaction. The terms of the engagement were formalized in a letter agreement dated June 11, 2002.

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research.

CIBC World Markets has advised the Special Committee that it is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Ontario)) of the Trust, ARML, ARC Financial

Corporation or any of their respective affiliates or associates (collectively, the "Interested Parties"). Except as financial advisor to the Special Committee, neither CIBC World Markets nor any of its associates or affiliates is an advisor to any party with respect to the Internalization Transaction. However, a chartered bank, the parent of CIBC World Markets, is a lender to ARC Resources in the normal course of its business and CIBC World Markets has, from time to time, acted as a financial advisor or underwriter to the Trust and other Interested Parties.

In consideration for its services, ARC Resources agreed to pay to CIBC World Markets a fixed fee payable upon the earlier of the announcement of any proposed transaction and July 31, 2002 and a fixed fee payable on delivery of the Fairness Opinion. In addition, ARC Resources agreed to reimburse CIBC World Markets for its reasonable expenses incurred in performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement.

In assessing the fairness, from a financial point of view, of the consideration payable pursuant to the Internalization Transaction, CIBC World Markets considered the impact of the Internalization Transaction on the cash flow, distributions and net asset value per Trust Unit of the Trust under several possible scenarios. CIBC World Markets also completed a discounted cash flow analysis, where CIBC World Markets compared the consideration to the present value of future fees payable pursuant to the Management Agreement under the same scenarios. The above analyses supported the fairness conclusion of CIBC World Markets.

On July 9, 2002, CIBC World Markets indicated to the Special Committee that it would be in a position to provide the Special Committee with an opinion that the consideration payable pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust, based on the assumptions, limitations and considerations set out in the Fairness Opinion. CIBC World Markets delivered the Fairness Opinion at the meeting of the Board of Directors on July 24, 2002.

A copy of the Fairness Opinion is attached as Schedule "B" to this Information Circular.

INTEREST OF RELATED PARTIES AND INSIDERS

To the knowledge of management, there are no holders of Trust Units who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Trust Units.

Directors and officers of ARC Resources and the Manager, who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 762,226 Trust Units, representing approximately 0.6% of the Trust Units outstanding on July 24, 2002, have indicated their intention to vote their Trust Units in favour of the Management Internalization Resolution approving the Internalization Transaction. Certain of the votes attaching to such Trust Units will be excluded in calculating the Disinterested Unitholder vote on the Internalization Transaction.

Management is not aware of any material interest of any director of ARC Resources or the Manager or any officer of ARC Resources or the Manager or anyone who has held office as such at the beginning of the Trust's last completed financial year, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, except as disclosed below or elsewhere in this Information Circular – Proxy Statement.

The ARML Shares are owned, directly or indirectly through AFGL, as to approximately 35% by Mac Van Wielingen, John Stewart and John Dielwart, the three directors of ARC Resources who represented the Manager on the Board of Directors; 14% by the officers of ARC Resources, who are not also directors of ARC Resources; and 14% by employees of ARML engaged in the performance of the Management Agreement with the Trust and ARC Resources. The remaining approximate 37% of the ARML Shares are owned, directly or indirectly, by other directors, officers or employees of the ARC Group of companies, 44% of which are owned, directly or indirectly, by other directors and officers of ARML and 56% of which are owned, directly or indirectly by directors, officers and employees of AFGL, who are not directors and officers of ARML. As such, each holder of ARML Shares will receive his or her share of the consideration to be paid, pursuant to the Internalization Transaction.

On the Closing Date, ARML will declare the Retention Bonus in the aggregate amount of $5,000,000 in favour of the ARML Officers and the Executive Employment Agreements will be amended to provide for the Retention Bonus and to ensure that no payments will be required to be made to such officers as a result of: the Internalization Transaction or any resulting change of control of ARML; or following implementation of the Internalization Transaction, the absence of any employee benefit previously provided by ARML which was not reimbursed by the Trust as part of General and Administrative Costs; or any change in the employment relationship from ARML to ARC Resources.

MANAGEMENT AGREEMENT

ARC Financial Corporation and the Trustee, as trustee for and on behalf of the Trust, entered into the Management Agreement dated July 11, 1996, which has been amended from time to time, pursuant to which ARC Resources and the Trust engaged ARC Financial Corporation as manager for an initial term of five years from July 11, 1996. On June 9, 2000, ARC Financial Corporation assigned its interest to the Manager pursuant to an Assignment and Novation entered into as of June 9, 2000 among ARC Financial Corporation, the Manager, the Trustee and ARC Resources. The following description comprises a brief summary of the terms of the Management Agreement.

The engagement of the Manager is to:

(a) manage the Trust, subject to the supervision of ARC Resources;

(b) administer all matters relating to the royalty and Trust Units, including: (i) determining the total amounts owing to Unitholders and arranging for cash distributions of distributable income, subject to the supervision of ARC Resources; (ii) providing Unitholders with periodic reports on the royalty and the properties; and (iii) providing Unitholders with financial reports and tax information relating to the properties and the royalty;

(c) provide management services for the economic and efficient exploitation of oil and natural gas properties;

(d) operate oil and natural gas properties which ARC Resources is entitled to operate and monitor the activities of third party operators;

(e) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for ARC Resources;

(f) negotiate on behalf of ARC Resources all exploitation and development agreements, operating agreements, working agreements, farmin and farmout agreements, leases and other documents relating to the exploitation of the oil and natural gas properties as may be advisable;

(g) recommend and, subject to the supervision of ARC Resources, negotiate banking arrangements for ARC Resources; and

(h) provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of ARC Resources.

In exercising its power and discharging its duties under the Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager in respect of oil and gas properties in western Canada would exercise in comparable circumstances.

The Management Agreement is renewable for successive three-year terms following the end of its initial five-year term unless the termination of the Management Agreement at the end of a term has been approved by a special resolution of Unitholders and the Manager is given 24 months' written notice of termination or unless the Trustee is given 24 months' written notice of termination by the Manager prior to the end of a term. As at the date hereof a three-year renewal term is presently scheduled to expire on July 11, 2007, subject to renewal for further three-year terms as described above.

The Management Agreement may be terminated by the Trust at any time without the payment of compensation to the Manager in the event of certain bankruptcy, insolvency or creditor relief proceedings, if the Manager consents to the appointment of a receiver, voluntarily suspends transaction of its usual asset management business, is declared bankrupt or insolvent, if a receiver is appointed in respect of the Manager or if the Manager fails to carry out its material obligations under the Management Agreement and does not commence to cure such failure within 30 days of notice being given. In certain other events, including termination of the Management Agreement during its term by winding up the Trust, the Trust selling all, or substantially all of the Royalty, or ARC Resources selling all, or substantially all of its property interests, the Manager is entitled to an amount representing liquidated damages equal to the present value of the management fees which would have been paid during the remainder of the term of the Management Agreement to a maximum of four years. In any event, the Manager will be reimbursed for any severance costs of employees and termination costs for office leaseholds or other agreements to the extent such costs, leaseholds or other agreements were dedicated to the use of the Trust.

Pursuant to the Management Agreement, the Manager will be indemnified by ARC Resources in respect of certain damages which it may suffer in discharging its obligations under the Management Agreement provided that such damages do not arise from the fraud, wilful default, gross negligence or bad faith of the Manager.

All amendments to the Management Agreement must be approved by the independent members of the Board of Directors of ARC Resources on behalf of the Trustee and the Manager.

Management Fees

In its role under the Management Agreement as manager and administrator of the Trust and ARC Resources, the Manager receives the Management Fee. The Management Fee is payable monthly on the date that cash distributions are made to Unitholders, in an amount equal to 3.0% of net production revenue from the oil and gas properties of subsidiaries of the Trust, including ARC Resources. Management Fees are deducted in computing royalty income to the extent not paid from the residual income of ARC Resources.

The Manager was paid $1,780,000 ($0.016 per Trust Unit) for the three months ended March 31, 2002, and $8,800,000 ($0.086 per Trust Unit) of Management Fees for the year ended December 31, 2001 and $6,200,000 ($0.097 per Trust Unit) for the year ended December 31, 2000.

Acquisition and Disposition Fees

The Manager is paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by ARC Resources. In the event that ARC Resources' interest in the properties or a portion thereof is sold, the Manager will, pursuant to the Management Agreement, receive a disposition fee equal to 1.25% of the sale price of the properties sold. In the case of property exchanges or swaps, the Manager will receive the 1.5% acquisition fee up to the purchase price of any assets acquired and will receive the 1.25% disposition fee to the extent the value of the property being disposed of exceeds the purchase price.

The Manager received $37,000 for acquisition and disposition fees for the three months ended March 31, 2002, and $7,927,000 and $2,680,000 for acquisition and disposition fees for the years ended December 31, 2001 and 2000, respectively.

General and Administrative Costs

The Manager is also entitled to reimbursement for General and Administrative Costs. General and Administrative Costs are deducted in computing royalty income to the extent not paid from the residual income of ARC Resources. General and Administrative Costs are generally charged to ARC Resources and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to ARC Resources and the Trust pursuant to the Management Agreement.

The Manager was reimbursed $2,486,499 ($0.63 per boe) for the three months ended March 31, 2002, and $11,715,000 ($0.74 per boe) and $5,017,000 ($0.50 per boe) for General and Administrative Costs for the years ended December 31, 2001 and 2000, respectively.

THE MANAGER

The offices of the Manager are located at Suite 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9. The names, municipality of residence, positions held and principal occupation of each director and each officer of the Manager as well as each officer of ARC Resources who is involved in the management of the Trust and ARC Resources are set forth below:

Name and Municipality of Residence	Position with the Manager (or ARC Resources)	Principal Occupation
Mac H. Van Wielingen Calgary, Alberta	Director and Chairman	Chairman of ARC Financial Corporation and Vice Chairman of ARC Resources
John M. Stewart Calgary, Alberta	Director and Vice-Chairman	Vice Chairman and Secretary of ARC Financial Corporation and Director of ARC Resources
Philip C. Swift Calgary, Alberta	Director	Chief Executive Officer of ARC Financial Corporation
John P. Dielwart Calgary, Alberta	Director, President and Chief Executive Officer	President, Chief Executive Officer and Director of ARC Resources
Doug J. Bonner Calgary, Alberta	Vice-President, Engineering of ARC Resources	Vice-President, Engineering of ARC Resources
David P. Carey Calgary, Alberta	Vice President, Business Development of ARC Resources	Vice-President, Business Development of ARC Resources

Name and Municipality of Residence	Position with the Manager (or ARC Resources)	Principal Occupation
Susan D. Healy Calgary, Alberta	Vice-President, Land of ARC Resources	Vice-President, Land of ARC Resources
Steven W. Sinclair Calgary, Alberta	Vice-President, Finance	Vice-President, Finance and Chief Financial Officer of ARC Resources
Nancy L. Smith Calgary, Alberta	Vice-President	Senior Vice President and Chief Financial Officer of ARC Financial Corporation
Myron M. Stadnyk Calgary, Alberta	Vice-President, Operations of ARC Resources	Vice-President, Operations of ARC Resources

There were no amounts paid by ARC Resources or the Trust to any person set forth above during the year ended December 31, 2001, except for the reimbursement of General and Administrative Costs that the above individuals incurred directly on behalf of ARC Resources or the Trust.

REMUNERATION OF DIRECTORS OF ARC RESOURCES

The Chairman of ARC Resources was paid an annual retainer of $20,000 and $1,500 per meeting or committee meeting attended, plus expenses of attending such meetings during 2001. Each of the other directors of ARC Resources, with the exception of those who are employees of the Manager, received an annual retainer of $16,000 and $1,200 per meeting or committee meeting attended plus expenses of attending such meetings. In the fiscal year of the Trust ended December 31, 2001, a total of $128,875 in fees were paid to the independent directors of ARC Resources.

In connection with the Internalization Transaction and having regard to the demands on the members of the Special Committee in connection therewith, each member of the Special Committee was paid a one-time retainer of $10,000 (other than each of the Co-Chairmen who received a retainer of $12,500) in addition to $1,200 for each meeting attended in person or by conference call (other than the Chairman of such meeting, who received $1,500).

ACQUISITIONCO AND SHARE CAPITAL OF ACQUISITIONCO

General

Acquisitionco was incorporated pursuant to the laws of Alberta. The directors of Acquisitionco are John Dielwart, the Chief Executive Officer of ARC Resources, and Frederic C. Coles, one of the Co-Chairmen of the Special Committee. The signing officers of Acquisitionco are Mr. Dielwart and Mr. Coles, signing together.

Common Shares

Acquisitionco has authorized for issuance an unlimited number of common shares of which 100 common shares are issued and outstanding and held by the Trust. The holders of common shares are entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of Acquisitionco; to receive dividends as and when declared by Board of Directors of Acquisitionco on the common shares as a class, and subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes; and in the event of any liquidation, dissolution or winding-up of Acquisitionco, whether voluntary or involuntary, or any other distribution of the assets of Acquisitionco among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of

Acquisitionco ranking in priority to the common shares in respect of return of capital on dissolution, to share rateably, together with the shares of any other class of shares of Acquisitionco ranking equally with the common shares in respect of return of capital on dissolution, in such assets of Acquisitionco as are available for distribution.

Acquisitionco Exchangeable Shares

Authorized. Acquisitionco is authorized to issue an unlimited number of Acquisitionco Exchangeable Shares, none of which are outstanding.

Ranking. The Exchangeable Shares rank prior to the common shares of Acquisitionco and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Acquisitionco; provided that notwithstanding such ranking Acquisitionco shall not be restricted in any way from repaying indebtedness of Acquisitionco to the Trust from time to time.

Dividends. Holders of Acquisitionco Exchangeable Shares are entitled to receive, as and when declared by the board of directors of Acquisitionco in its sole discretion, from time to time, cumulative preferential cash dividends in an amount per share equal to the Exchange Ratio on the preceding business day multiplied by the fair market value of a Trust Unit as at the preceding business day (determined on the basis of the weighted average price of the Trust Unit on the TSX for the 10 trading days preceding that date). It is not anticipated that dividends will be declared or paid on the Acquisitionco Exchangeable Shares, however the board of directors of Acquisitionco has the right in its sole discretion to do so.

Certain Restrictions. Acquisitionco will not, without obtaining the approval of the holders of the Acquisitionco Exchangeable Shares as set forth below under "Amendment and Approval":

(a) pay any dividend on the common shares of Acquisitionco or any other shares ranking junior to the Acquisitionco Exchangeable Shares, other than stock dividends payable in common shares of Acquisitionco or any such other shares ranking junior to the Acquisitionco Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of Acquisitionco or any other shares ranking junior to the Acquisitionco Exchangeable Shares;

(c) redeem or purchase any other shares of Acquisitionco ranking equally with the Acquisitionco Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Acquisitionco Exchangeable Shares or common shares of Acquisitionco, which rank superior to the Acquisitionco Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

Notwithstanding the foregoing, the restrictions in paragraphs (a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Acquisitionco Exchangeable Shares have not been paid in full.

Retraction of Acquisitionco Exchangeable Shares by Holders. Subject to the Retraction Call Right (as hereinafter defined) of the Trust and ARC Subco described below, a holder of Acquisitionco Exchangeable Shares will be entitled at any time to require Acquisitionco to redeem any or all of the

Acquisitionco Exchangeable Shares held by such holder for an amount per Acquisitionco Exchangeable Share to be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the date (the "Retraction Date") that is three business days after the date on which Acquisitionco or the Acquisitionco Exchangeable Shares Transfer Agent receives a Retraction Request (as hereinafter defined) in respect of the Acquisitionco Exchangeable Shares to be redeemed, (the "Retraction Price"). Fractional Trust Units will not be issued. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units.

Holders of the Acquisitionco Exchangeable Shares may request redemption by presenting to Acquisitionco or the Acquisitionco Exchangeable Shares Transfer Agent a certificate or certificates representing the number of Acquisitionco Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request (a "Retraction Request") and such other documents as may be required to effect the redemption of the Acquisitionco Exchangeable Shares. The redemption will become effective three business days after the date on which Acquisitionco or the Acquisitionco Exchangeable Shares Transfer Agent receives the Retraction Request from the holder.

Acquisitionco is appointed as agent for the holders of Acquisitionco Exchangeable Shares so that when a holder requests Acquisitionco to redeem the Acquisitionco Exchangeable Shares, Acquisitionco, as agent for the holder offers to the Trust and ARC Subco the overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Acquisitionco Exchangeable Shares that the holder has requested Acquisitionco to redeem at a purchase price per Acquisitionco Exchangeable Share equal to the Retraction Price.

At the time of a Retraction Request by a holder of Acquisitionco Exchangeable Shares, Acquisitionco will immediately notify the Trust and ARC Subco. The Trust or ARC Subco must then advise Acquisitionco on or before 4:30 p.m. (Calgary time) on the date on which Acquisitionco notifies the Trust and ARC Subco of the Retraction Request as to whether the Retraction Call Right will be exercised. If either the Trust or ARC Subco so advises Acquisitionco on or before 4:30 p.m. (Calgary time) on the date on which Acquisitionco notifies the Trust and ARC Subco of the Retraction Request, Acquisitionco will notify the holder of Acquisitionco Exchangeable Shares as soon as possible thereafter that the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Acquisitionco Exchangeable Shares will neither be purchased by the Trust or ARC Subco nor be redeemed by Acquisitionco. If the holder does not revoke his or her Retraction Request, the Acquisitionco Exchangeable Shares that the holder has requested Acquisitionco to redeem will on the Retraction Date be purchased by the Trust or ARC Subco or redeemed by Acquisitionco, as the case may be, in each case at a purchase price per Acquisitionco Exchangeable Share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of the Trust, by either the Trust or ARC Subco.

If, as a result of solvency provisions of applicable law, Acquisitionco is not permitted to redeem all Acquisitionco Exchangeable Shares tendered by a retracting holder, Acquisitionco will redeem only those Acquisitionco Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Acquisitionco Exchangeable Shares not redeemed by Acquisitionco will be deemed to have required the Trust to purchase such unretracted Acquisitionco Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the optional Exchange Right (as described under "Acquisitionco Voting and Trust Exchange Agreement").

Redemption of Acquisitionco Exchangeable Shares. Subject to applicable law and the Redemption Call Right of the Trust and ARC Subco, Acquisitionco:

(a) will, on the date that is the tenth anniversary of the Effective Date (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Acquisitionco Exchangeable Shares for a redemption price per Acquisitionco Exchangeable Share to be satisfied by, at the election of Acquisitionco, either the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price") or, at the election of Acquisitionco, an amount in cash equal to the Redemption Price;

(b) may, at any time following the date that is the third anniversary of the Closing Date (the "Optional Redemption Date") redeem all but not less than all of the then outstanding Acquisitionco Exchangeable Shares for the Redemption Price per Acquisitionco Exchangeable Share or, at the election of Acquisitionco, an amount in cash equal to the Redemption Price per Acquisitionco Exchangeable Share; and

(c) may, at any time when the aggregate number of issued and outstanding Acquisitionco Exchangeable Shares is less than 100,000 (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date and an Optional Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Acquisitionco Exchangeable Shares for the Redemption Price per Acquisitionco Exchangeable Share or, at the election of Acquisitionco, an amount in cash equal to the Redemption Price per Acquisitionco Exchangeable Share.

Fractional Trust Units will not be issued. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units.

Acquisitionco will, at least 90 days prior to any Redemption Date, provide the registered holders of the Acquisitionco Exchangeable Shares with written notice of the prospective redemption of the Acquisitionco Exchangeable Shares by Acquisitionco, including the number of Acquisitionco Exchangeable Shares Acquisitionco intends to redeem. On or after the date that such notice is provided, upon the holder's presentation and surrender of the certificates representing the Acquisitionco Exchangeable Shares and such other documents as may be required at the registered office of Acquisitionco or the office of the Acquisitionco Exchangeable Shares Transfer Agent, Acquisitionco will deliver the Redemption Price, or if applicable, a cheque for such amount, to the holder at the address of the holder recorded in Acquisitionco's security register or by holding the Redemption Price, for pick-up by the holder at the registered office of Acquisitionco or the office of the Acquisitionco Exchangeable Shares Transfer Agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of Acquisitionco Exchangeable Shares (other than the Trust and ARC Subco) will not affect the validity of any redemption of Acquisitionco Exchangeable Shares pursuant to such notice.

Acquisitionco is appointed as agent for the holders of the Acquisitionco Exchangeable Shares for the purpose of offering to the Trust and ARC Subco the overriding right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Acquisitionco Exchangeable Shares by Acquisitionco on the applicable Redemption Date, pursuant to the Acquisitionco Exchangeable Share Provisions, to purchase on any Automatic Redemption Date, Optional Redemption Date or De Minimus Redemption Date all but not less than all of the Acquisitionco Exchangeable Shares then outstanding (other than Acquisitionco Exchangeable Shares held by the Trust or ARC Subco) in exchange for the Redemption Price (satisfied by, at the election of the party exercising the Redemption Call Right, either the delivery of

Acquisitionco Exchangeable Shares or cash) and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Acquisitionco Exchangeable Shares will be obliged to sell all such shares to the Trust or ARC Subco, as applicable. If either the Trust or ARC Subco exercises the Redemption Call Right, Acquisitionco's right to redeem the Acquisitionco Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised, at the election of the Trust, by either the Trust or ARC Subco.

Liquidation of Acquisitionco. In the event of the liquidation, dissolution or winding-up of Acquisitionco or any other proposed distribution of the assets of Acquisitionco among its shareholders for the purpose of winding up its affairs, a holder of Acquisitionco Exchangeable Shares will be entitled to receive for each Acquisitionco Exchangeable Share on the effective date of such liquidation, dissolution, winding-up or other distribution (the "Liquidation Date") an amount to be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Liquidation Date (the "Liquidation Amount"). Fractional Trust Units will not be issued. Any amount payable on account of the Liquidation Amount that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units.

On or after the Liquidation Date, a holder of Acquisitionco Exchangeable Shares may surrender certificates representing such Acquisitionco Exchangeable Shares, together with such other documents as may be required, to Acquisitionco's registered office or the office of the Acquisitionco Exchangeable Shares Transfer Agent. Upon receipt of the certificates and other documents and subject to the exercise by the Trust or ARC Subco of the Liquidation Call Right, Acquisitionco will deliver the Liquidation Amount to such holder at the address recorded in Acquisitionco's security register or will hold the Liquidation Amount for pick-up by the holder at Acquisitionco's registered office or the office of the Acquisitionco Exchangeable Shares Transfer Agent, as specified by Acquisitionco in a notice to such holders.

Acquisitionco is appointed as agent for the holders of the Acquisitionco Exchangeable Shares for the purpose of offering to the Trust and ARC Subco the overriding right (the "Liquidation Call Right") upon the occurrence of a liquidation, dissolution or winding-up of Acquisitionco to purchase all but not less than all of the Acquisitionco Exchangeable Shares then outstanding (other than Acquisitionco Exchangeable Shares held by the Trust or ARC Subco) at a purchase price per Acquisitionco Exchangeable Share equal to the Liquidation Amount and, upon the exercise of the Liquidation Call Right, the holders thereof will be obligated to sell such Acquisitionco Exchangeable Shares to the Trust or ARC Subco, as applicable. The purchase by the Trust or ARC Subco of all of the outstanding Acquisitionco Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the Liquidation Date.

The Liquidation Call Right may be exercised, at the election of the Trust, by either the Trust or ARC Subco.

Upon the occurrence of an Insolvency Event, as defined in the Acquisitionco Voting and Exchange Trust Agreement, the trustee on behalf of the holders of the Acquisitionco Exchangeable Shares will have the right to require the Trust or ARC Subco to purchase any or all of the Acquisitionco Exchangeable Shares then outstanding and held by such holders for the Liquidation Amount as described under "Acquisitionco Voting and Exchange Trust Agreement – Optional Exchange Right".

Voting Rights. Except as required by applicable law, the holders of the Acquisitionco Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Acquisitionco or to vote at any such meeting. Holders of Acquistionco Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the

Acquisitionco Voting and Exchange Trust Agreement. See "Acquisitionco Voting and Exchange Trust Agreement – Voting Rights".

Anti-Dilution. The number of Trust Units for which the Acquisitionco Exchangeable Shares are exchangeable will, in addition to being adjusted from time to time to conform to the Exchange Ratio, be subject to adjustment in the event of:

(a) the subdivision, consolidation or reclassification of the Trust Units or the declaration by the Trust of a distribution payable in Trust Units (other than in the ordinary course);

(b) the issue of rights, options or warrants to all or substantially all of the Trust Unitholders entitling them to subscribe for Trust Units or securities convertible or exchangeable into Trust Units; or

(c) the issue, payment or distribution to all or substantially all of the Trust Unitholders of any assets (including evidence of indebtedness) or cash or other rights if such issuance, payment or distribution does not constitute a distribution paid in the ordinary course or an event described in (a) or (b) above.

Amendment and Approval. The rights, privileges, restrictions and conditions attaching to the Acquisitionco Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Acquisitionco Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ARC Subco or any of their respective subsidiaries and other affiliates) at a meeting of the holders of the Acquisitionco Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Acquisitionco Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than 10 days later) as may be determined at the original meeting and the holders of Acquisitionco Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon will constitute the approval or consent of the holders of the Acquisitionco Exchangeable Shares.

Actions by the Trust under the Acquisitionco Support Agreement and the Acquisitionco Voting and Exchange Trust Agreement. Under the Acquisitionco Exchangeable Share Provisions, Acquisitionco is required to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to facilitate the performance and compliance by the Trust with its obligations under, the Acquisitionco Support Agreement and the Acquisitionco Voting and Exchange Trust Agreement.

Non-resident Holders. Notwithstanding anything contained in the Acquisitionco Exchangeable Share Provisions the obligation of Acquisitionco to pay the Retraction Price, Liquidation Price or Redemption Price (except in circumstances where Acquisitionco elects to pay the Redemption Price in cash) in respect of the Acquisitionco Exchangeable Shares which are held by a U.S. Person (as defined in the Acquisitionco Exchangeable Share Provisions) or a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Acquisitionco Exchangeable Shares Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Acquisitionco Exchangeable Shares.

Acquisitionco Voting and Exchange Trust Agreement

Voting Rights. In accordance with the Acquisitionco Voting and Exchange Trust Agreement, the Trust will have issued the Acquisitionco Special Voting Unit to the trustee for the benefit of the holders (other than the Trust and ARC Subco) of the Acquisitionco Exchangeable Shares. The Acquisitionco Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote equal to the number of outstanding Acquisitionco Exchangeable Shares (other than shares held by the Trust and ARC Subco). With respect to any written consent sought from the Unitholders, each vote attached to the Acquisitionco Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Acquisitionco Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote is entitled to instruct the trustee to exercise one of the votes attached to the Special Voting Unit for such Acquisitionco Exchangeable Share. The trustee will exercise each vote attached to the Acquisitionco Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder may, upon instructing the trustee, obtain a proxy from the trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Acquisitionco Special Voting Unit to which the holder is entitled.

The trustee will send to the holders of the Acquisitionco Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the trustee to exercise the votes attaching to the Acquisitionco Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to Unitholders. To the extent such materials are provided to the trustee by the Trust, the trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Acquisitionco Exchangeable Shares to exercise votes attached to the Acquisitionco Special Voting Unit will cease upon the exchange of all such holder's Acquisitionco Exchangeable Shares for Trust Units or cash, as applicable.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Acquisitionco Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Acquisitionco and ARC Subco and the trustee is of the opinion that such amendments are not prejudicial to the interests of the holders of the Acquisitionco Exchangeable Shares), the Acquisitionco Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Acquisitionco Exchangeable Shares.

Optional Exchange Right. Upon the occurrence and during the continuance of an Insolvency Event (as defined in the Acquisitionco Voting and Exchange Trust Agreement), a holder of Acquisitionco Exchangeable Shares will be entitled to instruct the trustee to exercise the optional exchange right (the "Exchange Right") with respect to any or all of the Acquisitionco Exchangeable Shares held by such holder, thereby requiring the Trust or ARC Subco to purchase such Acquisitionco Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ARC Subco not to exercise a Call Right which is then exercisable by the Trust and ARC Subco, Acquisitionco and the Trust will give notice thereof to the trustee. As soon as practicable thereafter, the trustee will then notify each holder of Acquisitionco Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the optional Exchange Right.

The purchase price payable by the Trust or ARC Subco for each Acquisitionco Exchangeable Share to be purchased under the optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the date of closing of the purchase and sale of such Acquisitionco Exchangeable Shares under the optional Exchange Right (the "Exchange Price"). Fractional Trust Units will not be issued. Any amount payable on account of the Exchange Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units.

If, as a result of solvency provisions of applicable law, Acquisitionco is unable to redeem all of a holder's Acquisitionco Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Acquisitionco Exchangeable Share Provisions, the holder will be deemed to have exercised the optional Exchange Right with respect to the unredeemed Acquisitionco Exchangeable Shares and the Trust or ARC Subco will be required to purchase such shares from the holder in the manner set forth above.

Automatic Exchange Right on Liquidation of the Trust. In the event of an ARC Liquidation Event (as defined in the Acquisitionco Voting and Exchange Trust Agreement), the Trust or ARC Subco is required to purchase each outstanding Acquisitionco Exchangeable Share (other than Acquisitionco Exchangeable Shares held by the Trust or ARC Subco) and holders of Acquisitionco Exchangeable Shares are required to sell the Acquisitionco Exchangeable Shares held by them at the fifth business day prior to the effective date of the ARC Liquidation Event, by exchanging, for each Acquisitionco Exchangeable Share held by such holder, that number of Trust Units equal to the Exchange Ratio as at the sixth business day prior to the effective date of the ARC Liquidation Event of such exchange (the "Automatic Exchange Right"). Fractional Trust Units will not be issued. Any amount payable in respect of an Acquisitionco Exchangeable Share in the event of a ARC Liquidation Event that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units.

Upon a holder's request and surrender of Acquisitionco Exchangeable Share certificates, duly endorsed in blank and accompanied by such instrument of transfer as Acquisitionco may reasonably require, the Trust will deliver to such holder certificates representing the number of Trust Units to which that holder is entitled to receive as at that date.

Acquisitionco Support Agreement

The Trust Support Obligation. Under the Acquisitionco Support Agreement, the Trust, ARC Subco, Acquisitionco and the Trustee have agreed that:

(a) The Trust and ARC Subco will take all actions and do all things necessary to ensure that Acquisitionco is able to pay to the holders of the Acquisitionco Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Acquisitionco, and to pay and otherwise perform its obligations with respect to the giving of a Retraction Request by a holder of Acquisitionco Exchangeable Shares or a redemption of Acquisitionco Exchangeable Shares by Acquisitionco; and

(b) The Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Acquisitionco.

The Acquisitionco Support Agreement also provides that, without the prior approval of Acquisitionco and the holders of the Acquisitionco Exchangeable Shares and subject to exceptions set forth in the Acquisitionco Support Agreement, the Trust will not distribute additional Trust Units or rights to subscribe therefor or other property or assets (other than Distributions that result in an adjustment to the Exchange Ratio) to all or substantially all of the Unitholders, nor change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Acquisitionco Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Acquisitionco Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Acquisitionco Support Agreement also provides that, as long as any outstanding Acquisitionco Exchangeable Shares are owned by any person or entity other than the Trust, ARC Subco or any of their respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Acquisitionco Exchangeable Shares, remain the direct or indirect beneficial owner of more than 50% of all of the issued and outstanding voting securities of Acquisitionco. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Acquisitionco Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Acquisitionco, the board of directors of ARC Subco, the Trustee and the Trustee's counsel are of the opinion that such amendments are not prejudicial to the interests of the holders of the Acquisitionco Exchangeable Shares), the Acquisitionco Support Agreement may not be amended without the approval of the holders of the Acquisitionco Exchangeable Shares.

Under the Acquisitionco Support Agreement, the Trust and ARC Subco have agreed to not exercise any voting rights attached to the Acquisitionco Exchangeable Shares owned by them or any of their respective subsidiaries and other affiliates on any matter considered at meetings of holders of Acquisitionco Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Acquisitionco Support Agreement).

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED July 24, 2002

ARC ENERGY TRUST
By: ARC Resources Ltd.

(signed) John P. Dielwart
Director, President and
Chief Executive Officer

(signed) Steven W. Sinclair
Vice-President Finance and
Chief Financial Officer

SCHEDULE "A"

FORM OF MANAGEMENT INTERNALIZATION RESOLUTION

Be It Resolved That:

1. The Internalization Transaction described in the Information Circular – Proxy Statement of the Trust dated July 24, 2002 be and is hereby approved and the Trust is, directly or indirectly, hereby authorized to do the following:

   (a) acquire, indirectly through Acquisitionco, all of the issued ARML Shares for $4,247,658 in cash, plus the issuance of an aggregate of 3.58 million Trust Units or Acquisitionco Exchangeable Shares (subject to rounding), and the assumption of an obligation of ARML in the amount of $5,000,000 to pay the Retention Bonuses in the future, upon the terms and conditions set out in the Share Purchase Agreement; and

   (b) to execute and deliver all agreements or other documents and do all things provided for, or contemplated by, the Share Purchase Agreement or the Information Circular – Proxy Statement dated July 24, 2002;

2. Implementation of the Internalization Transaction shall be conditional upon the completion of the transactions contemplated in the Share Purchase Agreement by the parties thereto in accordance with the terms thereof and the satisfaction of the covenants and agreements contained therein to the extent not waived by any of the parties to the Share Purchase Agreement; and

3. All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Information Circular – Proxy Statement dated July 24, 2002.

SCHEDULE “B”

CIBC
WORLD MARKETS

9th Floor
Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta
Canada T2P 4J7

July 24, 2002

The Special Committee of the
Board of Directors of ARC Resources Ltd.
c/o ARC Energy Trust
2100, 440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Dear Sirs:

CIBC World Markets Inc. ("CIBC World Markets", "we", "us" or "our") understands that ARC Resources Ltd. ("ARC Resources"), on its own behalf and on behalf of ARC Energy Trust (the "Trust"), has entered into a share purchase agreement dated July 9, 2002 (the "Transaction Agreement") with ARC Resources Management Ltd. ("ARML"), the shareholders of ARML and 980445 Alberta Ltd., a wholly-owned subsidiary of the Trust ("Acquisitionco"), in respect of a proposed acquisition by Acquisitionco of all of the outstanding shares of ARML in exchange for the following consideration (the "Consideration") payable upon closing of the share purchase (the "Transaction"):

(a) $4,247,658 in cash; and

(b) 3.58 million units of the Trust ("Trust Units") or exchangeable shares of Acquisitionco (subject to rounding), each share of which will initially be exchangeable for one Trust Unit ("Exchangeable Shares"), or any combination thereof, at the election of each shareholder of ARML.

We also understand that, in connection with the Transaction:

(a) the Trust Units and the Exchangeable Shares comprising a portion of the Consideration payable to certain shareholders of ARML will be subject to the escrow and forfeiture provisions described in the Transaction Agreement;

(b) prior to the closing of the Transaction, bonuses in the aggregate amount of $5,000,000 will be declared by the Board of Directors of ARML to the six officers of ARML (the "Retention Bonus"), which bonuses shall be paid as to one fifth on September 1 of each year starting in 2003 and ending in 2007 as more fully described in Schedule F to the Transaction Agreement;

(c) the management agreement dated July 11, 1996, as amended (the "Management Agreement"), between Computershare Trust Company of Canada, ARC Resources and ARML will remain in place and all of the officers and employees of ARML will remain employees of ARML until at least December 31, 2002 (or until a reorganization of the Trust's subsidiaries can be facilitated) at which time such employees will become employees of ARC Resources;

(d) on closing of the Transaction, the Trust, ARC Resources, ARML and ARC Financial Corporation ("ARC Financial") will enter into an agreement respecting certain ongoing research and strategic services to be provided to the Trust by ARC Financial, as described in the Information Circular (defined below);

(e) completion of the Transaction will be conditional upon, among other things, approval of greater than 50% of the votes cast by or on behalf of disinterested unitholders (as described in the Information Circular) at the special meeting of holders of Trust Units (the "Unitholders") to be held on August 28, 2002 (the "Meeting"); and

(f) in connection with the Meeting, the Trust has prepared and will mail to Unitholders a management information circular (the "Information Circular") that includes a detailed description of the Transaction and the terms of the Transaction Agreement and Management Agreement.

We understand also that you have been advised that the Transaction is not subject to the formal valuation or minority approval requirements of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission.

ENGAGEMENT OF CIBC WORLD MARKETS

On June 11, 2002, the special committee of the Board of Directors of ARC Resources (the "Special Committee") retained the financial advisory services of CIBC World Markets in connection with the Transaction. Such services include the preparation and delivery to the Special Committee of our opinion (our "Opinion") as to the fairness, from a financial point of view, of the Consideration to be paid pursuant to the Transaction. We have not been engaged to prepare, and have not prepared, a formal valuation or appraisal of any of the assets, liabilities or shares of ARML or of any of the assets, liabilities, Trust Units or exchangeable shares of the Trust, and our Opinion should not be construed as such.

None of CIBC World Markets or its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario) (the "Act")) of the Trust, ARML, ARC Financial or any of their respective associates or affiliates (collectively, the "Interested Parties").

We are familiar with the Trust and its business having acted as underwriter in three public offerings of Trust Units in the past two years. In addition, we have from time to time provided financial advisory services to the Trust and certain of the Interested Parties. Canadian Imperial Bank of Commerce, the parent company of CIBC World Markets, may, from time to time, provide banking services to certain of the Interested Parties in the normal course of its business. As a full-service financial institution, CIBC World Markets and its affiliates act as trader and dealer, both as principal and agent, in all major financial markets in Canada and the United States and, as such, may trade in securities of the Trust.

CREDENTIALS OF CIBC WORLD MARKETS

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

SCOPE OF REVIEW

In connection with rendering the Opinion, we have considered and relied upon, among other things, the following:

Public disclosure for the Trust:

(i) Audited consolidated financial statements of the Trust as at and for the years ended December 31, 2001, 2000 and 1999, and annual reports of the Trust for the years then ended;

(ii) Interim unaudited consolidated financial statements and reports of the Trust for the quarters ended March 31, 2002 and September 30 and June 30, 2001;

(iii) Annual information forms of the Trust for the years ended December 31, 2001, 2000, and 1999;

(iv) Final short form prospectuses of the Trust dated May 22, 2002, October 29, 2001 and September 29, 2000;

(v) Information circulars for annual and / or special meetings of Unitholders held on April 10, 2002, May 8, 2001 and May 23, 2000;

(vi) Press releases for the Trust for the period January 1, 2001 to the date hereof;

(vii) Public information related to the business, operations, financial performance and trust unit trading histories of the Trust, other selected oil & gas royalty trusts and public companies we considered relevant; and

(viii) The trust indenture, royalty agreements, and Management Agreement, including any amendments to those agreements.

Reserve and other evaluation information of the Trust:

(i) The evaluation reports, effective January 1, 2002 of Gilbert Laustsen Jung Associates Ltd. ("GLJ") independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of the Trust; and

(ii) The evaluation report, effective January 1, 2002, of GLJ regarding certain of the petroleum and natural gas reserves acquired by the Trust in acquisitions announced on May 9, 2002.

Agreements and reports related to ARML and the Transaction:

(i) A draft dated July 24, 2002 of the Information Circular;

(ii) Audited financial statements of ARML as at and for the years ended December 31, 2001 and 2000;

(iii) Unaudited interim financial statements of ARML as at and for the four months ended April 30, 2002;

(iv) The Transaction Agreement;

(v) The Management Agreement;

(vi) A presentation by ARML to the Board of Directors of ARC Resources dated June 4, 2002 pertaining to, among other things, the Transaction;

(vii) A document prepared by ARML entitled "Management Internalization Project – Principles of Agreement" dated June 12, 2002;

(viii) The proposed terms of the Transaction contained in a document entitled "Proposed Principal Terms of Agreement For the Acquisition of ARC Resources Management Ltd." dated June 27, 2002; and

(ix) A presentation entitled "ARC Resources Compensation Review" prepared by Mercer Human Resources Consulting regarding the proposed salary, benefit and other compensation arrangements for the employees of ARML who will become employees of ARC Resources.

Other information, interviews and discussions:

(i) Financial and operating information, including internal management forecasts, with respect to the Trust;

(ii) Discussions with staff and management of the Trust and ARML regarding financial results, future budgets and business plans, current and future development projects, and abandonment and site reclamation obligations;

(iii) Information regarding various hedging contracts, outstanding litigation and contingent liabilities of the Trust and outstanding litigation and contingent liabilities of ARML;

(iv) Due diligence meetings with management, legal counsel to the Trust, and GLJ regarding certain business, operations, legal and other matters;

(v) A letter of representation addressed to us and dated the date hereof, as to matters of fact relevant to the Transaction from senior officers of ARC Resources on behalf of the Trust, as to the completeness and accuracy of the information upon which this Opinion is based; and

(vi) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

ASSUMPTIONS AND LIMITATIONS

With your concurrence, we have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by the Trust and their affiliates or advisors or otherwise pursuant to our engagement and our Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to our exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of ARC Resources have represented to us, in a letter dated the date hereof, that, among other things, the information, data and other materials (financial and otherwise) (the "Information") provided to us by or on behalf of the Trust or ARC Resources, respectively, was complete, true and correct at the date the Information was so provided, continues to be complete, true and accurate, and that since the date of all such Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Trust, ARC Resources, or any of their affiliates, no material change has occurred in the Information or any part thereof, and there has been no change of any material fact which is of a nature as to render the Information untrue or misleading.

We have also assumed that the Transaction will be completed in accordance with the Transaction Agreement and that no incremental salary, benefit, retention or other compensation costs for the employees of ARML who will become employees of ARC Resources will be required as a result of the Transaction.

Prior to our engagement, the Special Committee determined that the Trust would continue with the services currently provided by ARML pursuant to the Management Agreement. Consequently, we were not to consider in our Opinion any alternatives to the Transaction, including soliciting proposals from third parties to replace ARML as manager of ARC Resources and the Trust and terminating the Management Agreement.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Trust and ARML as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of the Trust and ARML and their advisors and consultants. Our Opinion has been provided to the Special Committee for its use only and may not be relied upon by any other person, published or disclosed to any third party without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Unitholder as to how such holder should vote at the Special Meeting. In addition, we are not expressing any opinion as to the market price or value of the Trust Units after completion of the Transaction.

The Opinion is given as of the date hereof and CIBC World Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of CIBC World Markets after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Transaction, CIBC World Markets reserves the right to change, modify or withdraw the Opinion.

In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction, and additionally we have assumed that all of the conditions required to implement the Transaction will be met.

APPROACH TO FAIRNESS

In assessing the fairness, from a financial point of view, of the Consideration payable pursuant to the Transaction, CIBC World Markets considered the impact of the Transaction on the cash flow, distributions and net asset value per Trust Unit of the Trust under several possible scenarios. We also completed a discounted cash flow analysis, where we compared the Consideration to the present value of future fees payable pursuant to the Management Agreement under the same scenarios. The above analyses supported our fairness conclusion.

CONCLUSION

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration payable pursuant to the Transaction is fair, from a financial point of view, to the Trust.

Yours truly,

CIBC World Markets Inc.

EXHIBIT 3

NEWS RELEASE

August 8, 2002
ARC ENERGY TRUST ANNOUNCES SECOND QUARTER RESULTS

CALGARY, August 8, 2002 (AET.UN and ARX - TSE) ARC Energy Trust ("the Trust") announces the results for the second quarter ending June 30, 2002.

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
FINANCIAL				
($CDN thousands, except per unit amounts)				
Revenue before royalties	112,707	132,287	213,571	296,680
Per unit(1)	0.98	1.29	1.88	3.03
Per boe	29.69	34.53	27.60	37.96
Cash flow	56,677	67,478	105,871	156,759
Per unit(1)	0.49	0.66	0.93	1.60
Per boe	14.93	17.61	13.68	20.57
Net income	28,831	42,119	43,801	95,090
Per unit(1)	0.25	0.41	0.39	0.97
Cash distributions	44,684	65,938	87,913	124,703
Per unit	0.39	0.66	0.78	1.26
Working capital	3,690	3,617	3,690	3,617
Long-term debt	213,364	287,012	213,364	287,012
Unitholders' equity	891,259	769,831	883,703	797,258
OPERATING				
Production				
Crude oil (bbl/d)	20,366	20,202	20,779	20,407
Natural gas (mmcf/d)	106.9	112.8	110,376	116,853
Natural gas liquids (bbl/d)	3,527	3,090	3,578	3,295
Total (boe/d)	41,713	42,097	42,753	43,178
Average prices				
Crude oil ($/bbl)	32.40	33.79	31.30	33.17
Natural gas ($/mcf)	4.67	5.86	4.13	1.79
Natural gas liquids ($/bbl)	23.38	35.95	21.76	37.10
Oil equivalent ($/boe)	29.69	34.53	27.60	37.96
SUPPLEMENTAL				
(Thousands except exchange ratio)				
Trust units outstanding at end of period	121,405	100,180	121,405	100,180
Exchangeable shares outstanding at end of period	763	2,824	763	2,824
Exchange ratio at end of period	1.24982	1.08691	1.24982	1.08691
Trust units issuable for Exchangeable shares	954	3,069	954	3,069
Trust units & Exchangeable shares at end of period(2)	122,359	103,249	122,359	103,249
Weighted average units & Exchangeable shares	115,235	102,942	113,546	97,942

(1) Per unit amounts (with the exception of per unit distributions) are based on the weighted average units.
(2) Includes Exchangeable shares converted at the end of period exchange ratio.

HIGHLIGHTS

- Second quarter operational activities focused on the continued development of ARC's core properties, preventative maintenance programs and environmental stewardship.
- Entered into agreements to purchase $47 million of oil and gas properties in several core areas to offset natural decline of existing properties.
- Total cumulative cash distributions of $9.86 per trust unit to the end of the second quarter have now been paid to unitholders since inception.
- A trust unit offering which raised gross proceeds of $120.5 million was completed during the second quarter.

OPERATIONAL & DEVELOPMENT ACTIVITIES

Capital expenditures for the second quarter were $17.3 million with the focus on continued development in core areas and bringing production on stream from the previous winter development-drilling program.

Production volumes declined slightly from first quarter 2002 levels, due primarily to seasonal maintenance activity at ARC facilities and on partner operated properties.

Central Alberta Area:

At Youngstown in Central Alberta, production increased 220 boe/d as a result of a successful three well drilling program. This exceeded original expectations, thereby identifying additional development drilling opportunities in the area. A recently completed technical study incorporating 3D seismic technology, geological mapping and reservoir simulation identified an opportunity to increase waterflood reserve development in the Sundre area. Pipeline installation and waterflood modifications were completed by converting an existing producer and a suspended well to water injection.

Northern Alberta Area:

The installation of production equipment on wells drilled during the first quarter at Ante Creek resulted in a modest production increase to 3,100 boe/d, from the first quarter average volume of 3,000 boe/d.

Southeast Saskatchewan Area:

ARC conducted its first underbalanced drilling program at Lougheed in Southeast Saskatchewan. Two new oil wells were drilled using this technique, which improves production performance by eliminating the invasion of potentially damaging drilling fluids into the formation. Initial indications of production enhancement are positive and ARC will select additional locations to employ this technology, with the expectation of increasing initial production and ultimate reserve recovery.

Facility Maintenance:

Routine maintenance activities were completed at a number of ARC operated and non-operated facilities during the second quarter. Maintenance activities at the EnCana operated Sexsmith plant, the ARC operated Ante Creek facility and the partner operated Caroline facilities resulted in a quarterly average reduction of 470 boe/d in production volumes. Innovative turnaround management techniques mitigated the shut-in of production at Jenner area facilities.

Environment and Safety Management:

ARC completed the Canadian Association of Petroleum Producers (CAPP) stewardship initiative reporting program, resulting in the recognition of ARC's outstanding performance of safety and environmental management when benchmarked against peer companies. ARC continues with its proactive approach to environmental stewardship by remediating flare pits, conducting well abandonments and reclamation activities. Detailed air monitoring of ARC's sour gas plant at Lougheed confirmed that the plant emissions are significantly lower than those allowed under regulatory requirements.

Acquisitions and Dispositions:

Year-to-date, the Trust has entered into agreements for $55 million in net acquisitions, the majority of which occurred in the second quarter and closed subsequent to quarter end. The average price paid was $6.90 per boe for established reserves and $23,100 per boe of daily production. The properties have an average reserve life index of 9.2 years.

CASH DISTRIBUTIONS AND UNITHOLDER RETURNS

During the second quarter, ARC distributed $0.39 per trust unit bringing cash distributions for the first half of the year to $0.78 per trust unit.

Although higher commodity prices were realized in the second quarter, in keeping with our distribution policy of withholding up to 20 per cent of cash flow to ensure stability of cash distributions, second quarter distributions remained unchanged from first quarter 2002. For the second quarter, 79 per cent of distributable cash flow was paid to unitholders, as compared to an 88 per cent payout in the first quarter.

The portion withheld was used to partially fund the $45 million capital expenditure program and to make the Reclamation Fund contribution of $1.3 million. For the year-to-date, 83 per cent of net cash flow for the first half of 2002 has been distributed to unitholders.

On July 18th, 2002, the Trust announced that an August 15 distribution of $0.13 per trust unit will be made and that subject to change, the September and October distribution is expected to be $0.13 per unit per month. The August 2002 distribution brings total distributions to date to $9.99 or 99.9 per cent of the $10.00 purchase price of a trust unit from the July 11th, 1996 Initial Public Offering.

DISTRIBUTION POLICY OBJECTIVES

- Provide ability to manage distributions
- Provide stability to distributions especially during periods of commodity price volatility
- Maintain a strong balance sheet
- Maintain a vibrant, growing oil and gas producer by investing to replace production
- Set aside cash for future reclamation costs

PRICE RISK / PROTECTION MANAGEMENT PROGRAM

The Manager of the Trust maintains an active hedging program to enhance the stability and predictability of cash distributions. For the remainder of calendar year 2002, approximately 55 per cent of crude oil and natural gas liquids production and 38 per cent of natural gas production has been hedged for price protection against falling commodity prices. During the second quarter as commodity prices fluctuated widely, particularly for natural gas, the Trust's hedging program maintained the stability of distributions for unitholders.

TAXABILITY OF 2002 CASH DISTRIBUTIONS

The taxable portion of unitholder cash distributions for year 2002 is expected to be in the 60-70 per cent range. The balance is deemed return of capital and is tax deferred. Information that provides year-by-year taxability of distributions may be found in the Investor Relations section of our website www.arcresources.com.

		Return of Capital		Taxable Portion	
	Total[1] Distribution	$/unit	%	$/unit	%
2002[2]	$0.93[3]	$0.33	35%	$0.60	65%
2001	$2.41	$0.77	32%	$1.64	68%
2000	$1.86	$1.02	55%	$0.84	45%
1999	$1.25	$0.99	79%	$0.26	21%
1998	$1.20	$1.08	90%	$0.12	10%
1997	$1.40	$1.09	78%	$0.31	22%
1996	$0.81	$0.81	100%	-	-

(1) Based on cash payments in the respective calendar year.

(2) Estimated taxable portion of 2002 distributions is 60 to 70 per cent.

(3) 2002 total distributions based on payments to July 15, 2002.

DISTRIBUTION RE-INVESTMENT AND OPTIONAL CASH PAYMENT PROGRAM

Unitholders may participate in our Distribution Re-investment Plan (DRIP) whereby a unitholder may elect to re-invest cash distributions into new trust units. Additionally, a unitholder may elect to make optional cash payments as a Registered unitholder, acquiring up to $3,000 per month of additional trust units per distribution date. All DRIP units purchased are made at prevailing market prices and without any additional fees or commissions. Information and the DRIP form may be accessed at the Investor Relations section of our website.

MESSAGE TO UNITHOLDERS

Now in our seventh year of operation, the Trust's leadership, innovation and strong performance continues.

ARC Energy Trust remains the second largest conventional oil and gas royalty trust in Canada and, with a total capitalization of approximately $1.8 billion, is Canada's thirteenth largest publicly traded oil and gas producing company.

Through continuously fluctuating commodity price cycles and ever-increasing competition for both assets and capital, ARC has provided unitholders, re-investing their distributions, with a total return of 229 per cent, representing a 22 per cent compound annual return over the last six years.

ARC has been consistently recognized as a leader in the royalty trust sector through its policies regarding distributions, commodity price risk management and future environmental reclamation funding. ARC has further demonstrated its leadership role in the sector by entering into an agreement with the Manager to eliminate the Management Contract structure and all related fees, subject to approval by unitholders at a Special Meeting to be held on August 28, 2002.

The elimination of external management and transaction fees will result in accretion to per unit cash flow, distributions and net asset value, particularly in future years. The transaction re-enforces the alignment of management with unitholder interests through management's increased ownership of trust units. It also serves to improve corporate governance by allowing unitholders to elect all seven members of the Board of Directors versus only four at present, and removes barriers that could have been construed as an entrenchment of management.

We also believe this restructuring will lead to a broadening of the investor base that could lead to a lower cost of capital and increased competitiveness for the Trust in the acquisition market.

Most importantly, as structured, the transaction will provide for continuity of the Trust's proven, performance-oriented and highly successful management team. ARC remains absolutely committed to the vision of providing outstanding value to unitholders as measured by quality of assets, unitholder returns and superior management of the business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements as at and for the three months ended June 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

Production:

Production volumes during the second quarter of 2002 averaged 41,713 boe/d compared to 42,097 boe/d for the same period in 2001. This represents a one per cent decrease from the second quarter of 2001 and a 4.8 per cent decrease from first quarter 2002 production of 43,805 boe/d. This decrease is due mainly to June 2002 plant and battery turnarounds at Caroline, Ante Creek, Jenner and Pouce Coupe. Temporary production outages on certain facilities due to the tie-in of new wells also contributed to the production decline in the second quarter of 2002. For the second quarter of 2002, oil production was 20,366 barrels per day, natural gas production was 106.9 million cubic feet per day and natural gas liquids production was 3,526 barrels per day. Year-to-date 2002 Production on a boe equivalent was 42,753 compared to 43,178 for the same period in 2001.

Prices:

Second quarter prices for West Texas Intermediate crude oil averaged $26.25 US per barrel, six per cent lower than the $27.84 US per barrel realized during the second quarter of 2001.

Natural gas prices have decreased sharply in 2002 compared to first half of 2001. AECO hub prices were $4.44/mcf for the second quarter, down 37 per cent from $7.08 for the same period in 2001. 2002 year-to-date AECO hub prices averaged $3.90/mcf, a 57 per cent decrease from $8.98/mcf for the first half of 2001.

The combined effect of the decline in oil and gas prices resulted in a realized price for the second quarter of $29.69/boe, down 14 per cent from the $34.53/boe realized in the second quarter of 2001. For the first half of 2002, realized prices have declined 27 per cent from the first half of 2001 to $27.60/boe.

Hedging:

ARC's second quarter 2002 prices include a hedging gain of $0.42/mcf for natural gas and a hedging loss of $3.44/barrel of oil and liquids. This compares to a hedging gain in the second quarter of 2001 of $0.15/mcf for natural gas and hedging loss of $2.64/barrel of oil and liquids. First half 2002 hedging activities yielded a $0.84/barrel loss on liquids and $0.61/mcf gain on gas, compared to hedging losses of $2.94/barrel and $0.31/mcf on oil and liquids and gas respectively in the same period of 2001.

For 2002, ARC has hedged approximately 55 per cent of oil volumes and 47 per cent of natural gas volumes utilizing a variety of contracts under which the quantity and price of amounts hedged vary depending on the market price (see Note 3 to the Financial Statements).

Revenue:

Revenue, prior to hedging transactions, decreased to $116.2 million ($112.7 million after hedging) for the second quarter of 2002 compared to $136.4 million ($132.3 million after hedging) for the second quarter of 2001. For the first half of 2002, revenue after hedging has decreased by 28 per cent to $213.6 million. The decreases are attributed mainly to commodity price declines.

Operating Netbacks:

Operating netbacks for the second quarter declined 17 per cent to $17.81/boe from $21.57/boe for the same period last year. On a year-to-date basis, operating netbacks declined in 2002 by 32 per cent to $16.23/boe. These decreases are due to the drop off in commodity prices coupled with increased operating costs.

Total Royalties (net of Alberta Royalty Tax Credit), as a percentage of pre-hedged revenue decreased in the second quarter to 18.2 per cent from 20.9 per cent for the same period in 2001. This is due primarily to lower gas royalty rates in 2002. 2002 year-to-date royalties were 18.9 per cent of pre-hedged revenue, down from 21.4 per cent in 2001.

Operating costs, net of processing income, increased by 13.3 per cent to $23.9 million ($6.30/boe) for the second quarter from $21.1 million ($5.51/boe) for the same period in 2001. For the first half of 2002, operating costs are $49.2 million ($6.36/boe), an 18.8 per cent increase from the same period in 2001. The increase in operating costs is concentrated in ARC's non-operated properties and is a result of a general increase in all cost categories coupled with one-time costs billed to the Trust by operators of non-operated properties that relate to prior periods. The increase in operating costs per boe is in line with overall industry trends.

General & Administrative Expenses & Management Fees:

General and administrative expenses, net of operating recoveries on operated properties, increased in the second quarter 2002 to $1.01/boe from $0.83/boe for the same period in 2001. Year-to-date general and administrative expenses were $7.5 million (0.97/boe), up from the $5.9 million (0.75/boe) incurred in the first half of 2001. This increase is due primarily to increases in short-term consulting and office expenses which are expected to decrease in the second half of 2002.

The Manager receives three per cent of net operating revenue. Management fees amounted to $2.0 million ($0.54/boe) for the three months ending June 30, 2002 compared to $2.4 million ($0.62/boe) for the same period in 2001. Fees for the first six months were down 24 per cent to $3.8 million from $5.0 million for the same period in 2001 (see Note 6 to the Financial Statements - Subsequent Events for additional comments on Management Fees).

Interest Expense:

Interest expense decreased to $3.1 million for the second quarter of 2002 from $4.4 million for the same period in 2001. Interest expense for the first six months of 2002 was $6.1 million, 33 per cent lower than the previous year. This decrease is due to lower interest rates in the current period coupled with lower debt levels. The proceeds from the June equity offering were used to reduce outstanding indebtedness.

Depletion, Depreciation & Future Site Reclamation Expenses:

The depletion, depreciation and amortization (DD&A) rate of $10.42/boe for the three months ended June 30, 2002 increased slightly from $10.28/boe in the second quarter of 2001.

Cash Flow and Earnings:

The total change in revenue net of expenses resulted in declines in cash flow and earnings for the second quarter and the first half of 2002. Second quarter earnings decreased to $28.8 million ($42.1 million in second quarter 2001) and cash flow was $56.7 million compared to $67.5 million in the second quarter of 2001.

Cash Distributions:

Total cash distributions of $0.39 per trust unit were made in the second quarter of 2002 ($0.45 in second quarter 2001) for total cumulative distributions since inception of $593.3 million ($9.86 per trust unit). In the second quarter of 2002, 79 per cent of cash flow was distributed to unitholders. The remaining 21 per cent ($12.0 million) was used to fund a portion of current period capital expenditures and to contribute to the reclamation fund. For the first half of 2002, 83 per cent of cash flow was distributed to shareholders as compared to 80 per cent for the same period in 2001.

ARC's distribution policy is to withhold up to 20 per cent of year-to-date cash flow, net of the reclamation fund contributions, to fund capital expenditures. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Monthly cash distributions for the third quarter have been set at $0.13 per unit subject to commodity price fluctuations.

Capital Expenditures:

Capital expenditures were $45.4 million in the first half of 2002 with $15.6 million financed from cash flow and the remaining portion financed by debt. In addition to the capital program, acquisitions net of dispositions in the first half of 2002 equaled $11.1 million.

Capitalization and Financial Resources:

Working capital at June 30, 2002 was $3.7 million. Total debt outstanding was $213.4 million on $400 million of existing credit facilities.

At June 30, 2002 net debt to total capitalization was 11.5 per cent (17.6 per cent at December 31, 2001).

On May 10th, 2002, the Trust entered into an agreement to sell eight million units at $12.05 per unit with an option granted to the underwriters to purchase an additional two million units at the same price. Ten million units were taken up by the syndicate and the financing closed on June 3rd resulting in $120.5 million of gross proceeds ($114.3 million net to the Trust). The net proceeds were used to repay debt and will fund $35 million of acquisitions which were pending at the end of the second quarter. The Trust's Balance sheet was strengthened considerably by this financing which will facilitate future acquisitions and development activities.

On May 7th, 2002 the Board of Directors of ARC Resources Ltd. authorized the issuance of up to 1,450,000 additional Rights under the Trust Unit Incentive Plan. On May 8th, 2002, 1,228,000 Rights were issued to employees, officers and directors with the remaining 222,000 authorized Rights being held in reserve. This issue of Rights increased the total Rights outstanding to 3,192,797 (2.6 per cent of the outstanding units) as at June 30, 2002. The total number of Rights issued and the allocation of Rights to each individual was based on recommendations from an independent compensation consulting firm and approved by the Trust's Compensation Committee.

In accordance with the Trust unit incentive plan, distributions in excess of approximately $.09 per unit per month will reduce the exercise price of the outstanding rights.

Subsequent Events:

On July 9th, 2002 it was announced that ARC Energy Trust would be the first conventional oil and gas trust to eliminate the external management contract structure and all related fees. Under the terms of the agreement, a corporate subsidiary of the Trust will purchase all of the shares of ARC Resources Management Limited (ARML) for $4.25 *million in cash, the assumption of the ARML obligation to pay* $5.0 *million of future retention* bonuses for senior management of the Trust and the issuance of 3.58 million Trust units or Exchangeable shares. The agreement calls for escrow and forfeiture provisions for most of the 73 shareholders of ARML. These are intended to ensure the long-term continuity of management.

Effective July 1st, 2002 the Trust and its subsidiaries completed an internal corporate reorganization. The reorganization will simplify the corporate structure and administration of the Trust and enhance the tax efficient distribution of future cash flows to unitholders.

On July 9th, 2002 the Board of Directors of ARC accepted the resignation of Arthur Andersen LLP as auditors of the Trust and appointed Deloitte & Touche LLP as auditors of the Trust.

CONSOLIDATED BALANCE SHEET

($CDN thousands) (unaudited)	As at June 30, 2002	As at December 31, 2001
ASSETS		
Current assets		
Cash	$ -	$ 646
Accounts receivable	43,593	51,875
Prepaid expenses	6,453	6,030
	50,046	58,551
Reclamation fund	12,525	10,147
Property, plant and equipment	1,292,340	1,311,306
Total assets	$ 1,354,911	$ 1,380,004
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 29,973	$ 35,595
Cash distributions payable	15,788	16,594
Payable to the Manager	595	557
	46,356	52,746
Long-term debt (Note 2)	213,364	294,489
Site reclamation and abandonment	33,465	28,837
Commodity and foreign currency contracts (Note 3)	10,525	13,107
Future income taxes	159,942	174,703
Total liabilities	463,652	563,882
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 4)	1,150,507	1,029,538
Exchangeable shares (Note 4)	8,671	10,392
Accumulated earnings (Note 1)	325,324	281,522
Accumulated cash distributions	(593,243)	(505,330)
Total unitholders' equity	891,259	816,122
Total liabilities and unitholders' equity	$ 1,354,911	$ 1,380,004

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS

($CDN thousands, except per unit amounts) (unaudited)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Revenue				
Oil, natural gas, natural gas liquids and sulphur sales	$ 112,707	$ 132,287	$ 213,571	$ 296,680
Royalties	(21,195)	(28,544)	(38,756)	(67,568)
	91,512	103,743	174,815	229,112
Expenses				
Operating	23,917	21,102	49,205	41,390
General and administrative	3,826	3,163	7,520	5,870
Management fee	2,040	2,381	3,821	4,993
Interest on long-term debt	3,086	4,346	6,076	9,107
Depletion, depreciation and amortization	39,563	39,379	80,942	79,218
Capital taxes	418	213	802	423
(Gain)/loss on foreign exchange (Note 1)	(2,614)	(2,090)	(2,591)	701
	70,236	68,494	145,775	141,702
Income before provision for income taxes	21,276	35,249	29,040	87,410
Future income tax recovery	7,555	6,870	14,761	7,680
Net income (Note 1)	28,831	42,119	43,801	95,090
Accumulated earnings, beginning of period (Note 1)	296,493	196,964	281,523	143,993
Accumulated earnings, end of period	$ 325,324	$ 239,083	$ 325,324	$ 239,083
Net income per unit (Note 5)				
Basic	$ 0.25	$ 0.41	$ 0.39	$ 0.97
Diluted	$ 0.25	$ 0.41	$ 0.38	$ 0.96

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

($CDN thousands, except per unit amounts)

(unaudited)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Net income	$ 28,831	$ 42,119	$ 43,801	$ 95,090
Future income tax recovery	(7,555)	(6,870)	(14,761)	(7,680)
Depletion, depreciation and amortization	39,563	39,379	80,942	79,218
Amortization of commodity and foreign currency contracts	(1,538)	(5,046)	(1,518)	(10,560)
Unrealized (gain)/loss on foreign exchange (Note 1)	(2,624)	(2,104)	(2,593)	691
Cash from operations	56,677	67,478	105,871	156,759
Cash from operations (99 per cent)	56,110	66,803	104,812	155,191
Add (deduct):				
General and administrative reimbursement (residual one per cent)	567	675	1,059	1,568
Capital expenditures	(10,728)	(10,852)	(15,618)	(27,471)
Proceeds from disposition of royalty interests	1,105	307	1,504	7,029
Discretionary debt repayment	(1,105)	(307)	(1,504)	(7,029)
Reclamation fund contributions and actual costs incurred	(1,265)	(325)	(2,378)	(4,142)
Current period accruals	-	9,637	38	(443)
Cash distributions	44,684	65,938	87,913	124,703
Accumulated cash distributions, beginning of period	548,559	330,042	505,330	271,277
Accumulated cash distributions, end of period	$ 593,243	$ 395,980	$ 593,243	$ 395,980
Cash distributions per unit	$ 0.39	$ 0.66	$ 0.78	$ 1.26

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW

($CDN thousands, except per unit amounts)

(unaudited)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Cash flow from operating activities				
Net income	$ 28,831	$ 42,119	$ 43,801	$ 95,090
Add items not involving cash:				
Future income tax recovery	(7,555)	(6,870)	(14,761)	(7,680)
Depletion, depreciation and amortization	39,563	39,379	80,942	79,218
Amortization of commodity and foreign currency contracts	(1,538)	(5,046)	(1,518)	(10,560)
Unrealized (gain)/loss on foreign exchange (Note 1)	(2,624)	(2,104)	(2,593)	691
	56,677	67,478	105,871	156,759
Change in non-cash working capital	1,714	601	138	2,499
	58,391	68,079	106,009	159,258
Cash flow from financing activities				
Borrowing (repayments) of long-term debt, net	(100,458)	12,177	(78,532)	12,150
Issue of trust units (Note 4)	123,280	2,759	125,588	2,786
Trust unit issue costs (Note 4)	(6,184)	(8)	(6,340)	(108)
Cash distributions paid	(46,027)	(63,793)	(87,107)	(120,794)
	(29,389)	(48,865)	(46,391)	(105,966)
Cash flow from investing activities				
Acquisition of Startech, net of cash received	-	-	-	(7,707)
Acquisition of properties	(10,449)	(1,962)	(12,647)	(5,858)
Proceeds on disposition of properties	1,105	308	1,504	7,029
Purchase of capital assets	(18,253)	(21,069)	(45,949)	(45,945)
Reclamation fund contributions and actual costs incurred	(1,405)	(325)	(3,172)	(4,142)
	(29,002)	(23,048)	(60,264)	(56,623)
Increase (decrease) in cash	-	(3,834)	(646)	(3,331)
Cash, beginning of period	-	3,834	646	3,331
Cash, end of period	$ -	$ -	$ -	$ -
Cash flow from operations per unit (Note 5)				
Basic	$ 0.49	$ 0.66	$ 0.93	$ 1.60
Diluted	$ 0.49	$ 0.65	$ 0.93	$ 1.59

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002
(all tabular amounts in $CDN thousands, except per unit and volume amounts)
(Unaudited)

1. ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies as the most recent annual financial statements except as noted below. The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2001 annual report.

a) Effective for fiscal years beginning on or after January 1, 2002, the Canadian Institute of Chartered Accountants ("CICA") introduced new recommendations for the accounting for foreign exchange translation gains and losses on long-term monetary items. Such translation gains and losses are no longer to be deferred and amortized over the remaining term but rather are to be reflected in the statement of income in the period incurred. This change in accounting policy has been applied retroactively with restatement of prior periods.

   The effect of this change in accounting policy was a decrease in opening accumulated earnings of $2,052,476 in 2002 and an increase in opening 2001 accumulated earnings of $1,105,908.

   Net income for the three and six months ended June 30, 2002 increased by $2,578,137 and $2,661,619, respectively from the net income which would have been reported under the previous accounting policy. Net income for the three months ended June 30, 2001 increased by $2,094,685 and net income for the six months ended June 30, 2001 decreased by $678,638 from the previously reported net income as a result of the change in accounting policy relating to the translation gain/loss on foreign-denominated long-term debt.

b) Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

   The exercise price of the rights granted under the Trust's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

   As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the three and six months ended June 30, 2002, net income would be reduced by $19,994 and $20,722, respectively for the estimated compensation cost associated with rights granted under the plan on or after January 1, 2002.

2. LONG-TERM DEBT

Effective May 1, 2002, the revolving period of the existing credit facilities was extended for an additional 364 days to April 30, 2003. In the event that the revolving period is not extended in the future, the loan balance becomes repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2004 followed by three quarterly payments of 5 per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period.

3. FINANCIAL INSTRUMENTS

The following contracts were outstanding as at June 30, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $5.1 million as at June 30, 2002.

Commodity Contracts	Daily Quantity	Average Contract Prices ($)[1]	Price Index	Term
Crude oil fixed price contracts	4,000 bbls	38.42	WTI	January 2003 - June 2003
Crude oil fixed price contracts (embedded put option)[2]	1,000 bbls	42.12 (35.80)(2)	WTI	July 2002 - December 2002
	4,000 bbls	39.16 (31.31)(2)	WTI	January 2003 - December 2003
Crude oil fixed price contracts (embedded double put option)[3]	2,000 bbls	41.83 (31.87)(3)	WTI	July 2002 - December 2002
Crude oil fixed price contracts (embedded "cancel level")[4]	10,000 bbls	37.17 (27.07)(4)	WTI	July 2002 - December 2002
Crude oil call option	5,000 bbls	41.00	WTI	July 2002 - December 2002
Natural gas fixed price contracts	15,000 GJ	3.91	AECO	July 2002 - October 2002
	5,000 GJ	4.00	AECO	November 2002 - October 2003
Natural gas collared contracts	5,000 GJ	3.50 - 5.64	AECO	July 2002 - October 2002
Natural gas collared contracts (embedded put option)[5]	10,000 GJ	3.50 - 4.00 (2.50)(5)	AECO	July 2002 - December 2002

The Trust fixed the price of electricity on 5 megawatts per hour ("MW/h") through December 31, 2010 at a price of $63.00/MW/h. Settlement of this contract would have required a net payment by the Trust of $5.8 million as at June 30, 2002.

The following contracts, with a liability book value of $10.5 million, were outstanding as at June 30, 2002. These contracts were acquired in conjunction with the Startech acquisition effective January 31, 2001 at which time the market value of the contracts was a liability of $33.1 million. Settlement of these contracts would have resulted in a net payment by the Trust of $8.5 million as at June 30, 2002.

Commodity Contracts	Daily Quantity	Average Contract Prices ($)(1)	Price Index	Term
Crude oil fixed price contracts	5,000 bbls	37.53	WTI	July 2002 - December 2002
Natural gas fixed price contracts	20,750 GJ	4.57	AECO	July 2002 - October 2002
	4,000 GJ	2.71	AECO	November 2002 - October 2004
	750 GJ	3.33	San Juan	July 2002 - October 2002
	1,500 GJ	3.61	Ventura	July 2002 - October 2002
Natural gas collared contracts	2,000 GJ	2.30 - 3.10	AECO	July 2002 - October 2002

Foreign Currency Contracts	Monthly Contract Amount (US$000)	Average Contract Rate	Term
Fixed rate foreign exchange contracts (sell)	2,000	1.4335	July 2002 - December 2002
	1,500	1.4106	January 2003 - December 2003

(1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate.
(2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.
(3) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis. The put option is exercisable at $0.02/bbl for each $0.01/bbl that the index price falls below the specified price.
(4) Contract is neutral if index falls below the "cancel level" price (as denoted in brackets) on a daily settlement basis.
(5) Counterparty may exercise a put option at $2.50/GJ if index falls below specified price on a monthly settlement basis.

4. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

On June 3rd, 2002, the Trust issued 10,000,000 Trust units at $12.05 per unit for proceeds of $120,500,000 ($114,315,799 net of issue costs) pursuant to a public offering prospectus dated May 22 ,2002. The proceeds of the equity offering were used to repay a portion of outstanding indebtedness and to partially finance future capital expenditures.

During the quarter, 34,014 Exchangeable shares were converted to trust units at an average exchange ratio of 1.23320 trust units for each Exchangeable share. At June 30, 2002, the exchange ratio was 1.24982 to 1.

TRUST UNITS	Number of units	$
Balance, beginning of period	110,609	1,029,538
Issued for cash	10,000	120,500
Issued on exercise of employee rights	499	3,659
Issued on conversion of Exchangeable shares	181	1,721
Distribution re-investment program	116	1,429
Trust unit issue costs	-	(6,340)
Balance, end of period	121,405	1,150,507

EXCHANGEABLE SHARES	Number of shares	$
Balance, beginning of period	915	10,392
Exchanged for trust units	(152)	(1,721)
Balance, end of period	763	8,671
Exchange ratio, end of period	1.24982	-
Trust units issuable upon conversion	954	8,671
Trust unitholders' capital as at June 30, 2002	122,359	1,159,178

During the quarter, 4,000,000 Trust units were authorized for issuance under the Trust Unit Incentive Plan. A total of 1,228,000 rights were issued to employees, officers and directors at a price of $12.60 on May 8th, 2002.

At June 30th, 2002 there were 3,192,797 trust unit rights outstanding of which 757,855 were exercisable.

RIGHTS	Number of rights	$
Balance, beginning of period	2,509	9.05
Granted	1,235	12.60
Exercised	(499)	7.33
Cancelled	(52)	11.26
Balance before reduction of exercise price	3,193	10.65
Reduction of exercise price	-	(0.15)
Balance, end of period	3,193	10.50

5. NET INCOME AND CASH FLOW FROM OPERATIONS PER TRUST UNIT

Basic per unit amounts have been computed on the basis that the outstanding exchangeable shares have been converted at the average exchange ratio during the period.

Basic per unit calculations for the six month period ended June 30, 2002 were based on weighted average trust units outstanding of 113,545,832 (97,941,675 in 2001). Diluted per unit calculations for the six month period ended June 30, 2002 included 684,381 additional trust units for the dilutive impact of employee rights (686,502 in 2001).

6. SUBSEQUENT EVENTS

a) On July 9th, 2002, the Trust announced that it had entered into an agreement to eliminate the external management contract structure and all related fees. The Trust reached an agreement with ARC Resources Management Ltd. ("ARML") to purchase all of the outstanding shares of ARML for $4.25 million in cash, the assumption of an obligation of ARML to pay retention bonuses in the amount of $5.0 million, plus an aggregate of 3.58 million Trust units or at the option of the holder, Exchangeable shares. The agreement calls for certain escrow and forfeiture provisions for a portion of the Trust units and Exchangeable shares issued to ARML shareholders. The transaction is expected to close on August 29, 2002 subject to unitholder and regulatory approval.

b) Effective July 1st, 2002, the Trust and its' subsidiaries completed an internal corporate reorganization. The reorganization will simplify the corporate structure and administration of the Trust and enhance the tax efficient distribution of future cash flows to unitholders.

Unitholders may access ARC's interactive online electronic Annual Report for 2001 at www.AETreports2001.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer
For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:
Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 - 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

EXHIBIT 4



THE TRUST SIGNIFICANTLY IMPROVED IT'S BALANCE SHEET IN THE QUARTER, ISSUING $120.5 MILLION OF EQUITY AND REDUCING LONG-TERM DEBT BY $103 MILLION FROM MARCH 31, 2002.

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
FINANCIAL				
($CDN thousands, except per unit amounts)				
Revenue before royalties	**112,707**	132,287	**213,571**	296,680
Per unit[1]	**0.98**	1.29	**1.88**	3.03
Per boe	**29.69**	34.53	**27.60**	37.96
Cash flow	**56,677**	67,478	**105,871**	156,759
Per unit[1]	**0.49**	0.66	**0.93**	1.60
Per boe	**14.93**	17.61	**13.68**	20.06
Net income	**28,831**	42,119	**43,801**	95,090
Per unit[1]	**0.25**	0.41	**0.39**	0.97
Cash distributions	**44,684**	65,938	**87,913**	124,703
Per unit	**0.39**	0.66	**0.78**	1.26
Working capital	**3,690**	3,617	**3,690**	3,617
Long-term debt	**213,364**	287,012	**213,364**	287,012
Unitholders' equity	**891,259**	797,258	**891,259**	797,258
OPERATING				
Production				
Crude oil (bbl/d)	**20,366**	20,202	**20,779**	20,407
Natural gas (mmcf/d)	**106.9**	112.8	**110.4**	116.9
Natural gas liquids (bbl/d)	**3,527**	3,090	**3,578**	3,295
Total (boe/d)	**41,713**	42,097	**42,753**	43,178
Average prices				
Crude oil ($/bbl)	**32.40**	33.79	**31.30**	33.17
Natural gas ($/mcf)	**4.67**	5.86	**4.13**	7.19
Natural gas liquids ($/bbl)	**23.38**	35.95	**21.76**	37.10
Oil equivalent ($/boe)	**29.69**	34.53	**27.60**	37.96
SUPPLEMENTAL				
(Thousands except exchange ratio)				
Trust units outstanding at end of period	**121,405**	100,180	**121,405**	100,180
Exchangeable shares outstanding at end of period	**763**	2,824	**763**	2,824
Exchange ratio at end of period	**1.24982**	1.08691	**1.24982**	1.08691
Trust units issuable for Exchangeable shares	**954**	3,069	**954**	3,069
Trust units & Exchangeable shares at end of period[2]	**122,359**	103,249	**122,359**	103,249
Weighted average units & Exchangeable shares	**115,235**	102,942	**113,546**	97,942

[1] Per unit amounts (with the exception of per unit distributions) are based on the weighted average units.
[2] Includes Exchangeable shares converted at the end of period exchange ratio.

JULY 11, 2002 MARKED THE COMPLETION OF ARC'S SIXTH YEAR IN BUSINESS. SINCE INCEPTION ARC HAS BEEN A TOP QUARTILE PERFORMER IN THE ROYALTY TRUST SECTOR, SIGNIFICANTLY OUTPERFORMING THE TSX 300 INDEX, THE OIL AND GAS PRODUCERS' INDEX AND THE ROYALTY TRUST INDEX.

HIGHLIGHTS

- Second quarter operational activities focused on the continued development of ARC's core properties, preventative maintenance programs and environmental stewardship.
- Entered into agreements to purchase $47 million of oil and gas properties in several core areas to offset natural decline of existing properties.
- Total cumulative cash distributions of $9.86 per trust unit to the end of the second quarter have now been paid to unitholders since inception.
- A trust unit offering which raised gross proceeds of $120.5 million was completed during the second quarter.

OPERATIONAL & DEVELOPMENT ACTIVITIES

Capital expenditures for the second quarter were $17.3 million with the focus on continued development in core areas and bringing production on stream from the previous winter development-drilling program.

Production volumes declined slightly from first quarter 2002 levels, due primarily to seasonal maintenance activity at ARC facilities and on partner operated properties.

Central Alberta Area:

At Youngstown in Central Alberta, production increased 220 boe/d as a result of a successful three well drilling program. This exceeded original expectations, thereby identifying additional development drilling opportunities in the area. A recently completed technical study incorporating 3D seismic technology, geological mapping and reservoir simulation identified an opportunity to increase waterflood reserve development in the Sundre area. Pipeline installation and waterflood modifications were completed by converting an existing producer and a suspended well to water injection.

Northern Alberta Area:

The installation of production equipment on wells drilled during the first quarter at Ante Creek resulted in a modest production increase to 3,100 boe/d, from the first quarter average volume of 3,000 boe/d.

Southeast Saskatchewan Area:

ARC conducted its first underbalanced drilling program at Lougheed in Southeast Saskatchewan. Two new oil wells were drilled using this technique, which improves production performance by eliminating the invasion of potentially damaging drilling fluids into the formation. Initial indications of production enhancement are positive and ARC will select additional locations to employ this technology, with the expectation of increasing initial production and ultimate reserve recovery.

Facility Maintenance:

Routine maintenance activities were completed at a number of ARC operated and non-operated facilities during the second quarter. Maintenance activities at the EnCana operated Sexsmith plant, the ARC operated Ante Creek facility and the partner operated Caroline facilities resulted in a quarterly average reduction of 470 boe/d in production volumes. Innovative turnaround management techniques mitigated the shut-in of production at Jenner area facilities.

Environment and Safety Management:

ARC completed the Canadian Association of Petroleum Producers (CAPP) stewardship initiative reporting program, resulting in the recognition of ARC's outstanding performance of safety and environmental management when benchmarked against peer companies. ARC continues with its proactive approach to environmental stewardship by remediating flare pits, conducting well abandonments and reclamation activities. Detailed air monitoring of ARC's sour gas plant at Lougheed confirmed that the plant emissions are significantly lower than those allowed under regulatory requirements.

Acquisitions and Dispositions:

Year-to-date, the Trust has entered into agreements for $55 million in net acquisitions, the majority of which occurred in the second quarter and closed subsequent to quarter end. The average price paid was $6.90 per boe for established reserves and $23,100 per boe of daily production. The properties have an average reserve life index of 9.2 years.

CASH DISTRIBUTIONS AND UNITHOLDER RETURNS

During the second quarter, ARC distributed $0.39 per trust unit bringing cash distributions for the first half of the year to $0.78 per trust unit.

Although higher commodity prices were realized in the second quarter, in keeping with our distribution policy of withholding up to 20 per cent of cash flow to ensure stability of cash distributions, second quarter distributions remained unchanged from first quarter 2002. For the second quarter, 79 per cent of distributable cash flow was paid to unitholders, as compared to an 88 per cent payout in the first quarter.

CASH DISTIRUBUTIONS AND CASH FLOW
($CDN/unit)



1.00
0.75
0.50
0.25
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
• Cash Flow
• Distributions

The portion withheld was used to partially fund the $45 million capital expenditure program and to make the Reclamation Fund contribution of $1.3 million. For the year-to-date, 83 per cent of net cash flow for the first half of 2002 has been distributed to unitholders.

On July 18th, 2002, the Trust announced that an August 15th distribution of $0.13 per trust unit will be made and that subject to change, the September and October distribution is expected to be $0.13 per unit per month. The August 2002 distribution brings total distributions to date to $9.99 or 99.9 per cent of the $10.00 purchase price of a trust unit from the July 11th, 1996 Initial Public Offering.

DISTRIBUTION POLICY OBJECTIVES

- Provide ability to manage distributions
- Provide stability to distributions especially during periods of commodity price volatility
- Maintain a strong balance sheet
- *Maintain a vibrant, growing oil and gas producer* by investing to replace production
- Set aside cash for future reclamation costs

PRICE RISK / PROTECTION MANAGEMENT PROGRAM

The Manager of the Trust maintains an active hedging program to enhance the stability and predictability of cash distributions. For the remainder of calendar year 2002, approximately 55 per cent of crude oil and natural gas liquids production and 38 per cent of natural gas production has been hedged for price protection against falling commodity prices. During the second quarter as commodity prices fluctuated widely, particularly for natural gas, the Trust's hedging program maintained the stability of distributions for unitholders.

TAXABILITY OF 2002 CASH DISTRIBUTIONS

The taxable portion of unitholder cash distributions for year 2002 is expected to be in the 60-70 per cent range. The balance is deemed return of capital and is tax deferred. Information that provides year-by-year taxability of distributions may be found in the Investor Relations section of our website www.arcresources.com.

	Total[1] Distribution	Return of Capital		Taxable Portion	
		$/unit	%	$/unit	%
2002[2]	$0.93[3]	$0.33	35%	$0.60	65%
2001	$2.41	$0.77	32%	$1.64	68%
2000	$1.86	$1.02	55%	$0.84	45%
1999	$1.25	$0.99	79%	$0.26	21%
1998	$1.20	$1.08	90%	$0.12	10%
1997	$1.40	$1.09	78%	$0.31	22%
1996	$0.81	$0.81	100%	-	-

(1) Based on cash payments in the respective calendar year.
(2) Estimated taxable portion of 2002 distributions is 60 to 70 per cent.
(3) 2002 total distributions based on payments to July 15, 2002.

DISTRIBUTION RE-INVESTMENT AND OPTIONAL CASH PAYMENT PROGRAM

Unitholders may participate in our Distribution Re-investment Plan (DRIP) whereby a unitholder may elect to re-invest cash distributions into new trust units. Additionally, a unitholder may elect to make optional cash payments as a Registered unitholder, acquiring up to $3,000 per month of additional trust units per distribution date. All DRIP units purchased are made at prevailing market prices and without any additional fees or commissions. Information and the DRIP form may be accessed at the Investor Relations section of our website.

Ex-Distribution Date	Record Date	Distribution Payment Date	Total Distribution
December 27, 2001	December 31, 2001	January 15, 2002	$0.15
January 29, 2002	January 31, 2002	February 15, 2002	$0.13
February 26, 2002	February 28, 2002	March 15, 2002	$0.13
March 26, 2002	March 31, 2002	April 15, 2002	$0.13
April 26, 2002	April 30, 2002	May 15, 2002	$0.13
May 29, 2002	May 31, 2002	June 17, 2002	$0.13
June 26, 2002	June 30, 2002	July 15, 2002	$0.13
July 29, 2002	July 31, 2002	August 15, 2002	$0.13
August 28, 2002	August 31, 2002	September 16, 2002	$0.13*
September 26, 2002	September 30, 2002	October 15, 2002	$0.13*
October 29, 2002	October 31, 2002	November 15, 2002	
November 27, 2002	November 30, 2002	December 16, 2002	

*Estimate based on current market outlook and subject to change based on actual market conditions.

MESSAGE TO UNITHOLDERS

Now in our seventh year of operation, the Trust's leadership, innovation and strong performance continues.

ARC Energy Trust remains the second largest conventional oil and gas royalty trust in Canada and, with a total capitalization of approximately $1.8 billion, is Canada's thirteenth largest publicly traded oil and gas producing company.

Through continuously fluctuating commodity price cycles and ever-increasing competition for both assets and capital, ARC has provided unitholders, re-investing their distributions, with a total return of 229 per cent, representing a 22 per cent compound annual return over the last six years.

ARC has been consistently recognized as a leader in the royalty trust sector through its policies regarding distributions, commodity price risk management and future environmental reclamation funding. ARC has further demonstrated its leadership role in the sector by entering into an agreement with the Manager to eliminate the Management Contract structure and all related fees, subject to approval by unitholders at a Special Meeting to be held on August 28, 2002.

The elimination of external management and transaction fees will result in accretion to per unit cash flow, distributions and net asset value, particularly in future years. The transaction re-enforces the alignment of management with unitholder interests through management's increased ownership of trust units. It also serves to improve corporate governance by allowing unitholders to elect all seven members of the Board of Directors versus only four at present, and removes barriers that could have been construed as an entrenchment of management.

We also believe this restructuring will lead to a broadening of the investor base that could lead to a lower cost of capital and increased competitiveness for the Trust in the acquisition market.

Most importantly, as structured, the transaction will provide for continuity of the Trust's proven, performance-oriented and highly successful management team. ARC remains absolutely committed to the vision of providing outstanding value to unitholders as measured by quality of assets, unitholder returns and superior management of the business.

On behalf of the Board of Directors,

JOHN P. DIELWART
Director, President and
Chief Executive Officer

August 7, 2002

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements as at and for the three months ended June 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

Production: Production volumes during the second quarter of 2002 averaged 41,713 boe/d compared to 42,097 boe/d for the same period in 2001. This represents a one per cent decrease from the second quarter of 2001 and a 4.8 per cent decrease from first quarter 2002 production of 43,805 boe/d. This decrease is due mainly to June 2002 plant and battery turnarounds at Caroline, Ante Creek, Jenner and Pouce Coupe. Temporary production outages on certain facilities due to the tie-in of new wells also contributed to the production decline in the second quarter of 2002. For the second quarter of 2002, oil production was 20,366 barrels per day, natural gas production was 106.9 million cubic feet per day and natural gas liquids production was 3,526 barrels per day. Year-to-date 2002 Production on a boe equivalent was 42,753 compared to 43,178 for the same period in 2001.


PRODUCTION
(mboe/d 6:1)
50,000
37,500
25,000
12,500
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
• Crude Oil and NGLs
• Natural Gas

Prices: Second quarter prices for West Texas Intermediate crude oil averaged $26.25 US per barrel, six per cent lower than the $27.84 US per barrel realized during the second quarter of 2001.

Natural gas prices have decreased sharply in 2002 compared to first half of 2001. AECO hub prices were $4.44/mcf for the second quarter, down 37 per cent from $7.08 for the same period in 2001. 2002 year-to-date AECO hub prices averaged $3.90/mcf, a 57 per cent decrease from $8.98/mcf for the first half of 2001.

The combined effect of the decline in oil and gas prices resulted in a realized price for the second quarter of $29.69/boe, down 14 per cent from the $34.53/boe realized in the second quarter of 2001. For the first half of 2002, realized prices have declined 27 per cent from the first half of 2001 to $27.60/boe.


AVERAGE
SELLING PRICE
($CDN/boe)
44.00
33.00
22.00
11.00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02

Hedging: ARC's second quarter 2002 prices include a hedging gain of $0.42/mcf for natural gas and a hedging loss of $3.44/barrel of oil and liquids. This compares to a hedging gain in the second quarter of 2001 of $0.15/mcf for natural gas and hedging loss of $2.64/barrel of oil and liquids. First half 2002 hedging activities yielded a $0.84/barrel loss on liquids and $0.61/mcf gain on gas, compared to hedging losses of $2.94/barrel and $0.31/mcf on oil and liquids and gas respectively in the same period of 2001.

For 2002, ARC has hedged approximately 55 per cent of oil volumes and 47 per cent of natural gas volumes utilizing a variety of contracts under which the quantity and price of amounts hedged vary depending on the market price (see Note 3 to the Financial Statements).

Revenue: Revenue, prior to hedging transactions, decreased to $116.2 million ($112.7 million after hedging) for the second quarter of 2002 compared to $136.4 million ($132.3 million after hedging) for the second quarter of 2001. For the first half of 2002, revenue after hedging has decreased by 28 per cent to $213.6 million. The decreases are attributed mainly to commodity price declines.

Operating Netbacks:

The components of operating netbacks are shown below:

($/boe)	Q2 2002	Q2 2001	H1 2002	H1 2001
Market price	$ 30.60	$ 35.60	$ 26.50	$ 40.41
Cash hedging gain/(loss)	(1.36)	(2.49)	0.86	(3.93)
Non-cash hedging gain/(loss)	0.45	1.42	0.24	1.48
Selling price	29.69	34.53	27.60	37.96
Royalties	(5.58)	(7.45)	(5.01)	(8.65)
Operating costs	(6.30)	(5.51)	(6.36)	(5.30)
Netbacks	$ 17.81	$ 21.57	$ 16.23	$ 24.02


NETBACK
($CDN/boe)
30.00
22.50
15.00
7.50
Q1 Q2 Q3 Q4 Q1 Q2
01 01 01 01 02 02

Operating netbacks for the second quarter declined 17 per cent to $17.81/boe from $21.57/boe for the same period last year. On a year-to-date basis, operating netbacks declined in 2002 by 32 per cent to $16.23/boe. These decreases are due to the drop in commodity prices coupled with increased operating costs.

Total Royalties (net of Alberta Royalty Tax Credit), as a percentage of pre-hedged revenue decreased in the second quarter to 18.2 per cent from 20.9 per cent for the same period in 2001. This is due primarily to lower gas royalty rates in 2002. 2002 year-to-date royalties were 18.9 per cent of pre-hedged revenue, down from 21.4 per cent in 2001.

Operating costs, net of processing income, increased by 13.3 per cent to $23.9 million ($6.30/boe) for the second quarter from $21.1 million ($5.51/boe) for the same period in 2001. For the first half of 2002, operating costs are $49.2 million ($6.36/boe), an 18.8 per cent increase from the same period in 2001. The increase in operating costs is concentrated in ARC's non-operated properties and is a result of a general increase in all cost categories coupled with one-time costs billed to the Trust by operators of non-operated properties that relate to prior periods. The increase in operating costs per boe is in line with overall industry trends.

General & Administrative Expenses & Management Fees: General and administrative expenses, net of operating recoveries on operated properties, increased in the second quarter 2002 to $1.01/boe from $0.83/boe for the same period in 2001. Year-to-date general and administrative expenses were $7.5 million ($0.97/boe), up from the $5.9 million ($0.75/boe) incurred in the first half of 2001. This increase is due primarily to increases in short-term consulting and office expenses which are expected to decrease in the second half of 2002.

The Manager receives three per cent of net operating revenue. Management fees amounted to $2.0 million ($0.54/boe) for the three months ending June 30, 2002 compared to $2.4 million ($0.62/boe) for the same period in 2001. Fees for the first six months were down 24 per cent to $3.8 million from $5.0 million for the same period in 2001 (see Note 6 to the Financial Statements - Subsequent Events for additional comments on Management Fees).

Interest Expense: Interest expense decreased to $3.1 million for the second quarter of 2002 from $4.4 million for the same period in 2001. Interest expense for the first six months of 2002 was $6.1 million, 33 per cent lower than the previous year. This decrease is due to lower interest rates in the current period coupled with lower debt levels. The proceeds from the June equity offering were used to reduce outstanding indebtedness.

Depletion, Depreciation & Future Site Reclamation Expenses: The depletion, depreciation and amortization (DD&A) rate of $10.42/boe for the three months ended June 30, 2002 increased slightly from $10.28/boe in the second quarter of 2001.

Cash Flow and Earnings: The total change in revenue net of expenses resulted in declines in cash flow and earnings for the second quarter and the first half of 2002. Second quarter earnings decreased to $28.8 million ($42.1 million in second quarter 2001) and cash flow was $56.7 million compared to $67.5 million in the second quarter of 2001.

CASH FLOW
($CDN millions)



100
75
50
25
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02

Cash Distributions: Total cash distributions of $0.39 per trust unit were made in the second quarter of 2002 ($0.66 in second quarter 2001) for total cumulative distributions since inception of $593.3 million ($9.86 per trust unit). In the second quarter of 2002, 79 per cent of cash flow was distributed to unitholders. The remaining 21 per cent ($12.0 million) was used to fund a portion of current period capital expenditures and to contribute to the reclamation fund. For the first half of 2002, 83 per cent of cash flow was distributed to shareholders as compared to 80 per cent for the same period in 2001.

For Q1/2002 and Q2/2002 cash flow and cash distributions were as follows:

	Q2 2002		Q1 2002	
	$ millions	per unit*	$ millions	per unit*
Cash flow	$ 56.7	$0.49	$ 49.2	$0.44
Reclamation fund contributions	(1.3)	(0.01)	(1.1)	(0.01)
Capital expenditures funded by cash flow	(10.7)	(0.09)	(4.9)	(0.04)
Cash distributions	$ 44.7	$0.39	$ 43.2	$0.39

*number of units excludes exchangeable shares

ARC's distribution policy is to withhold up to 20 per cent of year-to-date cash flow, net of the reclamation fund contributions, to fund capital expenditures. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Monthly cash distributions for the third quarter have been set at $0.13 per unit subject to commodity price fluctuations.

MONTHLY CASH DISTRIBUTIONS
(CDN cents/trust unit)



25
20
15
10
5
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S*
1999
2000
2001
2002

*Estimate based on current market outlook and subject to change based on actual market conditions.

Capital Expenditures: Capital expenditures were $45.4 million in the first half of 2002 with $15.6 million financed from cash flow and the remaining portion financed by debt. In addition to the capital program, acquisitions net of dispositions in the first half of 2002 equalled $11.1 million.

Capitalization and Financial Resources: Working capital at June 30, 2002 was $3.7 million. Total debt outstanding was $213.4 million on $400 million of existing credit facilities.

At June 30, 2002 net debt to total capitalization was 11.5 per cent (17.6 per cent at December 31, 2001).

On May 10th, 2002, the Trust entered into an agreement to sell eight million units at $12.05 per unit with an option granted to the underwriters to purchase an additional two million units at the same price. Ten million units were taken up by the syndicate and the financing closed on June 3rd resulting in $120.5 million of gross proceeds ($114.3 million net to the Trust). The net proceeds were used to repay debt and will fund $35 million of acquisitions which were pending at the end of the second quarter. The Trust's Balance sheet was strengthened considerably by this financing which will facilitate future acquisitions and development activities.

On May 7th, 2002 the Board of Directors of ARC Resources Ltd. authorized the issuance of up to 1,450,000 additional Rights under the Trust Unit Incentive Plan. On May 8th, 2002, 1,228,000 Rights were issued to employees, officers and directors with the remaining 222,000 authorized Rights being held in reserve. This issue of Rights increased the total Rights outstanding to 3,192,797 (2.6 per cent of the outstanding units) as at June 30, 2002. The total number of Rights issued and the allocation of Rights to each individual was based on recommendations from an independent compensation consulting firm and approved by the Trust's Compensation Committee.

In accordance with the Trust unit incentive plan, distributions in excess of approximately $.09 per unit per month will reduce the exercise price of the outstanding rights.

Subsequent Events: On July 9th, 2002 it was announced that ARC Energy Trust would be the first conventional oil and gas trust to eliminate the external management contract structure and all related fees. Under the terms of the agreement, a corporate subsidiary of the Trust will purchase all of the shares of ARC Resources Management Limited (ARML) for $4.25 million in cash, the assumption of the ARML obligation to pay $5.0 million of future retention bonuses for senior management of the Trust and the issuance of 3.58 million Trust units or Exchangeable shares. The agreement calls for escrow and forfeiture provisions for most of the 73 shareholders of ARML. These are intended to ensure the long-term continuity of management.

Effective July 1st, 2002 the Trust and its subsidiaries completed an internal corporate reorganization. The reorganization will simplify the corporate structure and administration of the Trust and enhance the tax efficient distribution of future cash flows to unitholders.

On July 9th, 2002 the Board of Directors of ARC accepted the resignation of Arthur Andersen LLP as auditors of the Trust and appointed Deloitte & Touche LLP as auditors of the Trust.

CONSOLIDATED BALANCE SHEET

($CDN thousands) (unaudited)	As at June 30, 2002	As at December 31, 2001
ASSETS		
Current assets		
Cash	$ -	$ 646
Accounts receivable	43,593	51,875
Prepaid expenses	6,453	6,030
	50,046	58,551
Reclamation fund	12,525	10,147
Property, plant and equipment	1,292,340	1,311,306
Total assets	$ 1,354,911	$ 1,380,004
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 29,973	$ 35,595
Cash distributions payable	15,788	16,594
Payable to the Manager	595	557
	46,356	52,746
Long-term debt (Note 2)	213,364	294,489
Site reclamation and abandonment	33,465	28,837
Commodity and foreign currency contracts (Note 3)	10,525	13,107
Future income taxes	159,942	174,703
Total liabilities	463,652	563,882
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 4)	1,150,507	1,029,538
Exchangeable shares (Note 4)	8,671	10,392
Accumulated earnings (Note 1)	325,324	281,522
Accumulated cash distributions	(593,243)	(505,330)
Total unitholders' equity	891,259	816,122
Total liabilities and unitholders' equity	$ 1,354,911	$ 1,380,004

See accompanying notes to consolidated financial statements.

Approval on behalf of the Board:

M Van Wielingen
MAC H. VAN WIELINGEN
Director

John Dielwart
JOHN P. DIELWART
Director

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS

($CDN thousands, except per unit amounts) (unaudited)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Revenue				
Oil, natural gas, natural gas liquids and sulphur sales	**$ 112,707**	$ 132,287	**$ 213,571**	$ 296,680
Royalties	**(21,195)**	(28,544)	**(38,756)**	(67,568)
	91,512	103,743	**174,815**	229,112
Expenses				
Operating	**23,917**	21,102	**49,205**	41,390
General and administrative	**3,826**	3,163	**7,520**	5,870
Management fee	**2,040**	2,381	**3,821**	4,993
Interest on long-term debt	**3,086**	4,346	**6,076**	9,107
Depletion, depreciation and amortization	**39,563**	39,379	**80,942**	79,218
Capital taxes	**418**	213	**802**	423
(Gain)/loss on foreign exchange (Note 1)	**(2,614)**	(2,090)	**(2,591)**	701
	70,236	68,494	**145,775**	141,702
Income before provision for income taxes	**21,276**	35,249	**29,040**	87,410
Future income tax recovery	**7,555**	6,870	**14,761**	7,680
Net income (Note 1)	**28,831**	42,119	**43,801**	95,090
Accumulated earnings, beginning of period (Note 1)	**296,493**	196,964	**281,523**	143,993
Accumulated earnings, end of period	**$ 325,324**	$ 239,083	**$ 325,324**	$ 239,083
Net income per unit (Note 5)				
Basic	**$ 0.25**	$ 0.41	**$ 0.39**	$ 0.97
Diluted	**$ 0.25**	$ 0.41	**$ 0.38**	$ 0.96

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

($CDN thousands, except per unit amounts) (unaudited)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Net income	**$ 28,831**	$ 42,119	**$ 43,801**	$ 95,090
Future income tax recovery	**(7,555)**	(6,870)	**(14,761)**	(7,680)
Depletion, depreciation and amortization	**39,563**	39,379	**80,942**	79,218
Amortization of commodity and foreign currency contracts	**(1,538)**	(5,046)	**(1,518)**	(10,560)
Unrealized (gain)/loss on foreign exchange (Note 1)	**(2,624)**	(2,104)	**(2,593)**	691
Cash from operations	**56,677**	67,478	**105,871**	156,759
Cash from operations (99 per cent)	**56,110**	66,803	**104,812**	155,191
Add (deduct):				
General and administrative reimbursement (residual one per cent)	**567**	675	**1,059**	1,568
Capital expenditures	**(10,728)**	(10,852)	**(15,618)**	(27,471)
Proceeds from disposition of royalty interests	**1,105**	307	**1,504**	7,029
Discretionary debt repayment	**(1,105)**	(307)	**(1,504)**	(7,029)
Reclamation fund contributions and actual costs incurred	**(1,265)**	(325)	**(2,378)**	(4,142)
Current period accruals	**-**	9,637	**38**	(443)
Cash distributions	**44,684**	65,938	**87,913**	124,703
Accumulated cash distributions, beginning of period	**548,559**	330,042	**505,330**	271,277
Accumulated cash distributions, end of period	**$ 593,243**	$ 395,980	**$ 593,243**	$ 395,980
Cash distributions per unit	**$ 0.39**	$ 0.66	**$ 0.78**	$ 1.26

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

($CDN thousands, except per unit amounts) (unaudited)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Cash flow from operating activities				
Net income	$ **28,831**	$ 42,119	$ **43,801**	$ 95,090
Add items not involving cash:				
Future income tax recovery	**(7,555)**	(6,870)	**(14,761)**	(7,680)
Depletion, depreciation and amortization	**39,563**	39,379	**80,942**	79,218
Amortization of commodity and foreign currency contracts	**(1,538)**	(5,046)	**(1,518)**	(10,560)
Unrealized (gain)/loss on foreign exchange (Note 1)	**(2,624)**	(2,104)	**(2,593)**	691
	56,677	67,478	**105,871**	156,759
Change in non-cash working capital	**1,714**	601	**138**	2,499
	58,391	68,079	**106,009**	159,258
Cash flow from financing activities				
Borrowing (repayments) of long-term debt, net	**(100,458)**	12,177	**(78,532)**	12,150
Issue of trust units (Note 4)	**123,280**	2,759	**125,588**	2,786
Trust unit issue costs (Note 4)	**(6,184)**	(8)	**(6,340)**	(108)
Cash distributions paid	**(46,027)**	(63,793)	**(87,107)**	(120,794)
	(29,389)	(48,865)	**(46,391)**	(105,966)
Cash flow from investing activities				
Acquisition of Startech, net of cash received	**-**	-	**-**	(7,707)
Acquisition of properties	**(10,449)**	(1,962)	**(12,647)**	(5,858)
Proceeds on disposition of properties	**1,105**	308	**1,504**	7,029
Purchase of capital assets	**(18,253)**	(21,069)	**(45,949)**	(45,945)
Reclamation fund contributions and actual costs incurred	**(1,405)**	(325)	**(3,172)**	(4,142)
	(29,002)	(23,048)	**(60,264)**	(56,623)
Increase (decrease) in cash	**-**	(3,834)	**(646)**	(3,331)
Cash, beginning of period	**-**	3,834	**646**	3,331
Cash, end of period	$ **-**	$ -	$ **-**	$ -
Cash flow from operations per unit (Note 5)				
Basic	$ **0.49**	$ 0.66	$ **0.93**	$ 1.60
Diluted	$ **0.49**	$ 0.65	$ **0.93**	$ 1.59

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002
(all tabular amounts in $CDN thousands, except per unit and volume amounts)
(Unaudited)

1. ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies as the most recent annual financial statements except as noted below. The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2001 annual report.

a) Effective for fiscal years beginning on or after January 1, 2002, the Canadian Institute of Chartered Accountants ("CICA") introduced new recommendations for the accounting for foreign exchange translation gains and losses on long-term monetary items. Such translation gains and losses are no longer to be deferred and amortized over the remaining term but rather are to be reflected in the statement of income in the period incurred. This change in accounting policy has been applied retroactively with restatement of prior periods.

   The effect of this change in accounting policy was a decrease in opening accumulated earnings of $2,052,476 in 2002 and an increase in opening 2001 accumulated earnings of $1,105,908.

   Net income for the three and six months ended June 30, 2002 increased by $2,578,137 and $2,661,619, respectively from the net income which would have been reported under the previous accounting policy. Net income for the three months ended June 30, 2001 increased by $2,094,685 and net income for the six months ended June 30, 2001 decreased by $678,638 from the previously reported net income as a result of the change in accounting policy relating to the translation gain/loss on foreign-denominated long-term debt.

b) Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

   The exercise price of the rights granted under the Trust's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

   As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the three and six months ended June 30, 2002, net income would be reduced by $19,994 and $20,722, respectively for the estimated compensation cost associated with rights granted under the plan on or after January 1, 2002.

2. LONG-TERM DEBT

Effective May 1, 2002, the revolving period of the existing credit facilities was extended for an additional 364 days to April 30, 2003. In the event that the revolving period is not extended in the future, the loan balance becomes repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2004 followed by three quarterly payments of 5 per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period.

3. FINANCIAL INSTRUMENTS

The following contracts were outstanding as at June 30, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $5.1 million as at June 30, 2002.

Commodity Contracts	Daily Quantity	Average Contract Prices ($)(1)	Price Index	Term
Crude oil fixed price contracts	4,000 bbls	38.42	WTI	January 2003 - June 2003
Crude oil fixed price contracts (embedded put option)(2)	1,000 bbls	42.12 (35.80)(2)	WTI	July 2002 - December 2002
	4,000 bbls	39.16 (31.31)(2)	WTI	January 2003 - December 2003
Crude oil fixed price contracts (embedded double put option)(3)	2,000 bbls	41.83 (31.87)(3)	WTI	July 2002 - December 2002
Crude oil fixed price contracts (embedded "cancel level")(4)	10,000 bbls	37.17 (27.07)(4)	WTI	July 2002 - December 2002
Crude oil call option	5,000 bbls	41.00	WTI	July 2002 - December 2002
Natural gas fixed price contracts	15,000 GJ	3.91	AECO	July 2002 - October 2002
	5,000 GJ	4.00	AECO	November 2002 - October 2003
Natural gas collared contracts	5,000 GJ	3.50 - 5.64	AECO	July 2002 - October 2002
Natural gas collared contracts (embedded put option)(5)	10,000 GJ	3.50 - 4.00 (2.50)(5)	AECO	July 2002 - December 2002

The Trust fixed the price of electricity on 5 megawatts per hour ("MW/h") through December 31, 2010 at a price of $63.00/MW/h. Settlement of this contract would have required a net payment by the Trust of $5.8 million as at June 30, 2002.

The following contracts, with a liability book value of $10.5 million, were outstanding as at June 30, 2002. These contracts were acquired in conjunction with the Startech acquisition effective January 31, 2001 at which time the market value of the contracts was a liability of $33.1 million. Settlement of these contracts would have resulted in a net payment by the Trust of $8.5 million as at June 30, 2002.

Commodity Contracts	Daily Quantity	Average Contract Prices ($)(1)	Price Index	Term
Crude oil fixed price contracts	5,000 bbls	37.53	WTI	July 2002 - December 2002
Natural gas fixed price contracts	20,750 GJ	4.57	AECO	July 2002 - October 2002
	4,000 GJ	2.71	AECO	November 2002 - October 2004
	750 GJ	3.33	San Juan	July 2002 - October 2002
	1,500 GJ	3.61	Ventura	July 2002 - October 2002
Natural gas collared contracts	2,000 GJ	2.30 - 3.10	AECO	July 2002 - October 2002

Foreign Currency Contracts	Monthly Contract Amount (US$000)	Average Contract Rate	Term
Fixed rate foreign exchange contracts (sell)	2,000	1.4335	July 2002 - December 2002
	1,500	1.4106	January 2003 - December 2003

(1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate.
(2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.
(3) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis. The put option is exercisable at $0.02/bbl for each $0.01/bbl that the index price falls below the specified price.
(4) Contract is neutral if index falls below the "cancel level" price (as denoted in brackets) on a daily settlement basis.
(5) Counterparty may exercise a put option at $2.50/GJ if index falls below specified price on a monthly settlement basis.

4. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

On June 3rd, 2002, the Trust issued 10,000,000 Trust units at $12.05 per unit for proceeds of $120,500,000 ($114,315,799 net of issue costs) pursuant to a public offering prospectus dated May 22 ,2002. The proceeds of the equity offering were used to repay a portion of outstanding indebtedness and to partially finance future capital expenditures.

During the quarter, 34,014 Exchangeable shares were converted to trust units at an average exchange ratio of 1.23320 trust units for each Exchangeable share. At June 30, 2002, the exchange ratio was 1.24982 to 1.

TRUST UNITS	Number of units	$
Balance, beginning of period	110,609	1,029,538
Issued for cash	10,000	120,500
Issued on exercise of employee rights	499	3,659
Issued on conversion of Exchangeable shares	181	1,721
Distribution re-investment program	116	1,429
Trust unit issue costs	-	(6,340)
Balance, end of period	121,405	1,150,507

EXCHANGEABLE SHARES	Number of shares	$
Balance, beginning of period	915	10,392
Exchanged for trust units	(152)	(1,721)
Balance, end of period	763	8,671
Exchange ratio, end of period	1.24982	-
Trust units issuable upon conversion	954	8,671
Trust unitholders' capital as at June 30, 2002	122,359	1,159,178

During the quarter, 4,000,000 Trust units were authorized for issuance under the Trust Unit Incentive Plan. A total of 1,228,000 rights were issued to employees, officers and directors at a price of $12.60 on May 8th, 2002.

At June 30th, 2002 there were 3,192,797 trust unit rights outstanding of which 757,855 were exercisable.

RIGHTS	Number of rights	$
Balance, beginning of period	2,509	9.05
Granted	1,235	12.60
Exercised	(499)	7.33
Cancelled	(52)	11.26
Balance before reduction of exercise price	3,193	10.65
Reduction of exercise price	-	(0.15)
Balance, end of period	3,193	10.50

5. NET INCOME AND CASH FLOW FROM OPERATIONS PER TRUST UNIT

Basic per unit amounts have been computed on the basis that the outstanding exchangeable shares have been converted at the average exchange ratio during the period.

Basic per unit calculations for the six month period ended June 30, 2002 were based on weighted average trust units outstanding of 113,545,832 (97,941,675 in 2001). Diluted per unit calculations for the six month period ended June 30, 2002 included 684,381 additional trust units for the dilutive impact of employee rights (686,502 in 2001).

6. SUBSEQUENT EVENTS

a) On July 9th, 2002, the Trust announced that it had entered into an agreement to eliminate the external management contract structure and all related fees. The Trust reached an agreement with ARC Resources Management Ltd. ("ARML") to purchase all of the outstanding shares of ARML for $4.25 million in cash, the assumption of an obligation of ARML to pay retention bonuses in the amount of $5.0 million, plus an aggregate of 3.58 million Trust units or at the option of the holder, Exchangeable shares. The agreement calls for certain escrow and forfeiture provisions for a portion of the Trust units and Exchangeable shares issued to ARML shareholders. The transaction is expected to close on August 29, 2002 subject to unitholder and regulatory approval.

b) Effective July 1st, 2002, the Trust and its' subsidiaries completed an internal corporate reorganization. The reorganization will simplify the corporate structure and administration of the Trust and enhance the tax efficient distribution of future cash flows to unitholders.

CORPORATE AND UNITHOLDER INFORMATION

DIRECTORS

Walter DeBoni [1][3][4]
Chairman

Mac H. Van Wielingen
Vice-Chairman

John P. Dielwart
President and Chief Executive Officer

John M. Beddome [1][3][4]

Frederic C. Coles [1][2][3][4]

Michael M. Kanovsky [1][2][4]

John M. Stewart

(1) Member of Audit Committee
(2) Member of Reserve Audit Committee
(3) Member of Compensation Committee
(4) Member of Policy and Board Governance Committee

OFFICERS

John P. Dielwart
President and Chief Executive Officer

Steven W. Sinclair
Vice-President, Finance and Chief Financial Officer

Susan D. Healy
Vice-President, Land

Doug J. Bonner
Vice-President, Engineering

Myron M. Stadnyk
Vice-President, Operations

David P. Carey
Vice-President, Business Development

Allan R. Twa
Corporate Secretary

EXECUTIVE OFFICE

ARC Resources Ltd.
2100, 440 – 2 Avenue S.W.
Calgary, Alberta T2P 5E9
Telephone: (403) 503-8600
Toll Free: 1-888-272-4900
Facsimile: (403) 503-8609
Website: www.arcresources.com
Email:
arc_energy_trust@arcresources.com

TRUSTEE AND TRANSFER AGENT

Computershare Trust Company of Canada and Montreal Trust Company of Canada
600, 530 – 8 Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

CORPORATE CALENDAR

Announcement on or before:

2002	
October 17	Announcement of 2002 Q4 Monthly Distribution Amounts
November 8	2002 Q3 Results
2003	
January 16	Announcement of 2003 Q1 Monthly Distribution Amounts
February 14	2002 Financial Results

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbols:

AET.UN	(Trust Units)
ARX	(Exchangeable Shares)

INVESTOR INFORMATION

Visit our website
www.arcresources.com
or contact:
Investor Relations
(403) 509-6418 or
1-888-272-4900 (Toll Free)

CAPP Stewardship Initiative

VCR-MVR inc.
Silver™
Champion
Level Reporter

Canada's Climate Change Voluntary Challenge and Registry
The industry's voluntary effort to reduce greenhouse gas emissions and document the efforts year over year.

50 Best Managed Private Companies

ARC ENERGY TRUST

For further information about ARC Energy Trust
please visit our website www.arcresources.com
or contact:

Jan Young, Manager, Investor Relations
E-mail: jyoung@arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Tel: (403) 503-8600

EXHIBIT 5

NEWS RELEASE

August 21, 2002

ARC ENERGY TRUST CONFIRMS SEPTEMBER 16, 2002 CASH DISTRIBUTION AMOUNT

CALGARY, August 21, 2002 (AET.UN and ARX - TSE) ARC Energy Trust (the "Trust") confirms that the cash distribution to be paid on September 16, 2002 in respect of August production, for unitholders of record August 31, 2002 will be $0.13 per trust unit. The ex-distribution date is August 28, 2002.

As at August 15, 2002, the Trust's trailing twelve-month cash distributions total CAD $1.76 per trust unit, providing a trailing twelve-month cash on cash yield of approximately 14%.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 - 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600